UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1. Approval of the Financial Statements(1)(2)

The 32nd Fiscal Year (Fiscal Year ended December 31, 2015)

(in millions of Won, except for basic earnings per share)

Consolidated	- Total Assets	28,581,387	- Operating Revenue	17,136,734

	- Total Liabilities	13,207,291	- Operating Income	1,708,006

	- Share Capital	44,639	- Profit for the Year	1,515,885

	- Total Equity	15,374,096	- Basic Earnings per Share	20,988

Separate	- Total Assets	23,146,940	- Operating Revenue	12,556,979

	- Total Liabilities	9,367,480	- Operating Income	1,658,776

	- Share Capital	44,639	- Profit for the Year	1,106,761

	- Total Equity	13,779,460	- Basic Earnings per Share	15,233

(1)	Prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2)	Opinion of independent auditors: Appropriate

2. Approval of Dividends

(in Won, except for percentages and stock dividend)

a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	9,000
			Interim Dividends	1,000
		Preferred Stock	Year-end Dividend	—
			Interim/Quarterly Dividend	—

	Total Cash Dividend			708,111,600,000

	Market Dividend Rate (%) (including interim dividend)		Common Stock	4.3
			Preferred Stock	—
b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—
			Preferred Stock	—

	Total Stock Dividend (Shares)		Common Stock	—

			Preferred Stock	—

3. Status of Directors (as of the date of appointment)

a. Approval of the Appointment of Directors		-	One (1) Executive Director
		-	One (1) Independent Non-Executive Director
		-	One (1) Member of the Audit Committee
			(Who is an Independent Non-Executive Director)
b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors		6
	Total Number of Independent Non-Executive Directors		4
	Percentage of Independent Non-Executive Directors (%)	66.7

c. Number of Auditors Following Appointment	Full-time Auditors	—
	Part-time Auditors	—

d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit Committee who are Independent Non-Executive Directors	3
	Number of Members of Audit Committee who are not Independent Non-Executive Directors	—

4. Other Resolutions

Agenda No. 1. Approval of Financial Statements for the 32st Fiscal Year

(Fiscal Year ended December 31, 2015)

: Approved as originally submitted.

Agenda No. 2. Amendment to the Articles of Incorporation

: Approved as originally submitted.

Agenda No. 3. Approval of the Appointment of Directors

3.1 Election of an Executive Director(Cho, Dae Sik)

: Approved as originally submitted.

3.2 Election of an Independent Non-Executive Director(Oh, Dae Shick)

: Approved as originally submitted.

Agenda No. 4. Approval of the Appointment of a Member of the Audit Committee

(Oh, Dae Shick)

: Approved as originally submitted.

Agenda No. 5. Approval of Ceiling Amount of the Remuneration for Directors

: Approved as originally submitted.

Agenda No. 6. Approval of the Remuneration Policy for Executives

: Approved as originally submitted.

5. Date of General Meeting of Shareholders	March 18, 2016

1.	Approval of Financial Statements

SK TELECOM CO., LTD. AND SUBSIDIARIES Consolidated Financial Statements December 31, 2015 and 2014 (With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2015 and 2014 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2016

This report is effective as of February 23, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	768,922	834,429
Short-term financial instruments	6,34,35,36,37		691,090	313,068
Short-term investment securities	9,34,35		92,262	280,161
Accounts receivable - trade, net	7,34,35,36		2,344,867	2,392,150
Short-term loans, net	7,34,35,36		53,895	74,512
Accounts receivable - other, net	7,34,35,36		673,739	690,527
Prepaid expenses			151,978	134,404
Inventories, net	8,37		273,556	267,667
Assets classified as held for sale	10		—	10,510
Advanced payments and other	7,9,34,35,36		109,933	85,720

Total Current Assets			5,160,242	5,083,148

Non-Current Assets:
Long-term financial instruments	6,34,35,37		10,623	631
Long-term investment securities	9,34,35		1,207,226	956,280
Investments in associates and joint ventures	12		6,896,293	6,298,088
Property and equipment, net	13,36,37		10,371,256	10,567,701
Investment property, net	14		15,071	14,997
Goodwill	15		1,908,590	1,917,595
Intangible assets, net	16		2,304,784	2,483,994
Long-term loans, net	7,34,35,36		62,454	55,728
Long-term accounts receivable - other	7,34,35		2,420	3,596
Long-term prepaid expenses	37		76,034	51,961
Guarantee deposits	6,7,34,35,36		297,281	285,144
Long-term derivative financial assets	22,34,35		166,399	70,035
Deferred tax assets	2,31		17,257	25,083
Other non-current assets	7,34,35		85,457	127,252

Total Non-Current Assets			23,421,145	22,858,085

Total Assets		~~W~~	28,581,387	27,941,233

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Liabilities and Equity
Current Liabilities:
Short-term borrowings	17,34,35	~~W~~	260,000	366,600
Current installments of long-term debt, net	17,34,35		703,087	590,714
Current installments of finance lease liabilities	20,34,35		26	3,804
Current installments of long-term payables – other	18,34,35		120,185	189,389
Accounts payable - trade	34,35,36		279,782	275,495
Accounts payable - other	34,35,36		1,323,434	1,381,850
Withholdings	34,35,36		865,327	1,053,063
Accrued expenses	34,35		920,739	952,418
Income tax payable	31		381,794	99,236
Unearned revenue			224,233	327,003
Provisions	19		40,988	51,075
Advanced receipts			136,844	129,255
Liabilities classified as held for sale	10		—	408
Other current liabilities			54	—

Total Current Liabilities			5,256,493	5,420,310

Non-Current Liabilities:
Debentures, excluding current installments, net	17,34,35		6,439,147	5,649,158
Long-term borrowings, excluding current installments	17,34,35		121,553	149,720
Long-term payables - other	18,34,35		581,697	684,567
Long-term unearned revenue			2,842	19,659
Finance lease liabilities	20,34,35		—	26
Defined benefit liabilities	21		98,856	91,587
Long-term derivative financial liabilities	22,34,35		89,296	130,889
Long-term provisions	19		29,217	36,013
Deferred tax liabilities	31		538,114	444,211
Other non-current liabilities	34,35		50,076	66,823

Total Non-Current Liabilities			7,950,798	7,272,653

Total Liabilities			13,207,291	12,692,963

Equity
Share capital	1,23		44,639	44,639
Capital surplus and other capital adjustments	23,24,25		189,510	277,998
Retained earnings	26		15,007,627	14,188,591
Reserves	27		9,303	(4,489)

Equity attributable to owners of the Parent Company			15,251,079	14,506,739
Non-controlling interests			123,017	741,531

Total Equity			15,374,096	15,248,270

Total Liabilities and Equity		~~W~~	28,581,387	27,941,233

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2015 and 2014

(In millions of won except for per share data)	Note	2015		2014

Operating revenue:	5,36
Revenue		~~W~~	17,136,734	17,163,798

Operating expense:	36
Labor cost	21		1,893,745	1,659,777
Commissions paid			5,206,951	5,692,680
Depreciation and amortization	5		2,845,295	2,714,730
Network interconnection			957,605	997,319
Leased line			389,819	399,014
Advertising			405,005	415,857
Rent			493,586	460,309
Cost of products that have been resold			1,955,861	1,680,110
Other operating expenses	28		1,280,861	1,318,897

			15,428,728	15,338,693

Operating income	5		1,708,006	1,825,105
Finance income	5,30		103,900	126,337
Finance costs	5,30		(350,100)	(386,673)
Gain related to investments in subsidiaries, associates and joint ventures, net	1,5,12		786,140	906,338
Other non-operating income	5,29		30,910	56,279
Other non-operating expenses	5,29		(243,491)	(273,558)

Profit before income tax	5		2,035,365	2,253,828

Income tax expense	31		519,480	454,508

Profit for the year			1,515,885	1,799,320

Attributable to:
Owners of the Parent Company		~~W~~	1,518,604	1,801,178
Non-controlling interests			(2,719)	(1,858)

Earnings per share	32
Basic earnings per share (in won)		~~W~~	20,988	25,154

Diluted earnings per share (in won)		~~W~~	20,988	25,154

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Profit for the year		~~W~~	1,515,885	1,799,320

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(14,489)	(32,942)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	27,30		(3,661)	27,267
Net change in other comprehensive income of investments in associates and joint ventures	12,27		(5,709)	8,187
Net change in unrealized fair value of derivatives	22,27,30		(1,271)	(45,942)
Foreign currency translation differences for foreign operations	27		26,965	14,944

Other comprehensive income (loss) for the year			1,835	(28,486)

Total comprehensive income		~~W~~	1,517,720	1,770,834

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	1,522,280	1,777,519
Non-controlling interests			(4,560)	(6,685)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In millions of won)
	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2014	~~W~~	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income
Profit (loss) for the year		—	—	1,801,178	—	1,801,178	(1,858)	1,799,320
Other comprehensive income (loss)		—	—	(31,440)	7,781	(23,659)	(4,827)	(28,486)

		—	—	1,769,738	7,781	1,777,519	(6,685)	1,770,834
Interest on hybrid bond		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in consolidation scope		—	—	—	—	—	23,667	23,667
Business combination under common control		—	(28,641)	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(10,869)	—	—	(10,869)	10,534	(335)

Balance, December 31, 2014	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270

Balance, January 1, 2015	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Total comprehensive income
Profit (loss) for the year		—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720
Interest on hybrid bond		—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury stock		—	(490,192)	—	—	(490,192)	—	(490,192)
Disposal of treasury stock		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	(832)	(3,286)	(28,158)	(608,585)	(636,743)

Balance, December 31, 2015	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096

See accompanying notes to the consolidated financial statements.

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,515,885	1,799,320
Adjustments for income and expenses	38		3,250,143	2,978,995
Changes in assets and liabilities related to operating activities	38		(685,734)	(707,333)

Sub-total			4,080,294	4,070,982
Interest received			43,400	56,706
Dividends received			62,973	13,048
Interest paid			(275,796)	(280,847)
Income tax paid			(132,742)	(182,504)

Net cash provided by operating activities			3,778,129	3,677,385

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	5,627
Decrease in short-term investment securities, net			105,158	—
Collection of short-term loans			398,308	207,439
Decrease in long-term financial instruments			7,424	2,535
Proceeds from disposals of long-term investment securities			149,310	65,287
Proceeds from disposals of investments in associates and joint ventures			185,094	7,333
Proceeds from disposals of property and equipment			36,586	25,143
Proceeds from disposals of intangible assets			3,769	10,917
Proceeds from disposals of assets held for sale			1,009	3,667
Collection of long-term loans			2,132	4,454
Decrease in deposits			14,635	8,891
Proceeds from disposals of other non-current assets			607	94
Proceeds from disposals of subsidiaries			155	—
Increase in cash due to acquisition of a subsidiary			10,355	—

Sub-total			914,542	341,387
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(385,612)	—
Increase in short-term investment securities, net			—	(174,209)
Increase in short-term loans			(370,378)	(202,501)
Increase in long-term loans			(16,701)	(4,341)
Increase in long-term financial instruments			(10,008)	(2,522)
Acquisitions of long-term investment securities			(312,261)	(41,305)
Acquisitions of investments in associates and joint ventures			(65,080)	(60,020)
Acquisitions of property and equipment			(2,478,778)	(3,008,026)
Acquisitions of intangible assets			(127,948)	(130,667)
Cash held by disposal group classified as held for sale			—	(552)
Increase in deposits			(12,536)	(6,903)
Increase in other non-current assets			(2,542)	(18,233)
Acquisitions of business, net of cash acquired			(13,197)	(375,273)

Sub-total			(3,795,041)	(4,024,552)

Net cash used in investing activities		~~W~~	(2,880,499)	(3,683,165)

(In millions of won)	Note	2015		2014

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net		~~W~~	—	102,868
Proceeds from issuance of debentures			1,375,031	1,255,468
Proceeds from long-term borrowings			—	62,552
Cash inflows from settlement of derivatives			175	200

Sub-total			1,375,206	1,421,088
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(106,600)	—
Repayments of long-term account payables-other			(191,436)	(207,791)
Repayments of debentures			(620,000)	(1,039,938)
Repayments of long-term borrowings			(21,924)	(23,284)
Cash outflows from settlement of derivatives			(655)	(6,444)
Payments of finance lease liabilities			(3,206)	(19,388)
Payments of dividends			(668,494)	(666,802)
Payments of interest on hybrid bond			(16,840)	(16,840)
Acquisitions of treasury stock			(490,192)	—
Cash outflows related to equity interest transactions			(220,442)	—

Sub-total			(2,339,789)	(1,980,487)

Net cash used in financing activities			(964,583)	(559,399)

Net decrease in cash and cash equivalents			(66,953)	(565,179)
Cash and cash equivalents at beginning of the year			834,429	1,398,639
Effects of exchange rate changes on cash and cash equivalents			1,446	969

Cash and cash equivalents at end of the year		~~W~~	768,922	834,429

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2015, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	20,363,452	25.22
National Pension Service	6,963,591	8.63
Institutional investors and other minority stockholders	43,282,117	53.60
Treasury stock	10,136,551	12.55

Total number of shares	80,745,711	100.00

(*)	During the year ended December 31, 2015, SK C&C Co., Ltd., the ultimate controlling entity’s investee accounted using the equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK, Holdings Co., Ltd.

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2015 and 2014 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2015	Dec. 31, 2014
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	55.2	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.(*1,4)	Korea	Telecommunication services	100.0	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.(*5)	Korea	Internet website services	—	100.0
Iconcube Holdings, Inc. (*5)	Korea	Investment association	—	100.0
Iconecube, Inc. (*5)	Korea	Internet website services	—	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	83.9	66.7

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2015	Dec. 31, 2014
IRIVER LIMITED (*3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	49.0
Iriver CS Co., Ltd. (*5)	Korea	After-sales service and logistics agency	—	100.0
iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
iriver America Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
Groovers JP Ltd.(*5)	Japan	Digital music contents sourcing and distribution service	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.(*5)	China	Manufacturing	—	65.5
SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
Entrix Co., Ltd.(*5)	Korea	Cloud streaming services	100.0	—
shopkick Management Company, Inc.	USA	Investment association	95.2	95.2
shopkick, Inc.	USA	Mileage-based online transaction app development	100.0	100.0

(*1)	On March 20, 2015, the Board of Directors of the Parent Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Parent Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Parent Company.
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements. The Parent Company newly acquired 50,377 and 326,748 shares of Neosnetworks Co., Ltd. by participating in the capital increase and capital increase without consideration, respectively during the year ended December 31, 2015.
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

(*4)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co, Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”). The proposed transaction closing date is April 4, 2016. According to the share purchase agreement, the Parent Company will grant put option (exercisable at a price of ~~W~~26,994 during the two year period following the third anniversary of the transaction closing date) to CJ O Shopping and be granted call option (exercisable at a price of ~~W~~26,994 during the five year period following the closing date) on CJ O Shopping’s remaining shares in CJ Hello Vision. On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and SK Broadband entered into a merger agreement with CJ Hello Vision. Under the agreement, SK Broadband will be merged into CJ Hello Vision on April 4, 2016. As of December 31, 2015, the approval of relevant government agencies for the share purchase and the merger has not been completed, and the transaction closing date is subject to change depending on the status of the pre-requirements including the approval of government agencies.
(*5)	Changes in subsidiaries are explained in Note 1-(4).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
Stonebridge Cinema Fund		7,797	523	7,274	—	3,290
Commerce Planet Co., Ltd.		26,291	33,660	(7,369)	78,647	(3,003)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
K-net Culture and Contents Venture Fund		13,169	—	13,169	—	(421)
Fitech Focus Limited Partnership II		18,249	—	18,249	—	(1,085)
Open Innovation Fund		19,455	—	19,455	—	(2,348)
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
Service Ace Co., Ltd.		65,424	34,240	31,184	206,338	2,778
Service Top Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
Neosnetworks Co., Ltd.		68,361	15,583	52,778	61,092	(5,615)
IRIVER LIMITED(*1)		60,434	12,377	48,057	55,637	635
SK Telecom China Holdings Co., Ltd.		37,748	2,111	35,637	10,764	(10,124)
SK Global Healthcare Business Group, Ltd.		25,768	—	25,768	—	(106)
SK Planet Japan, K. K.		5,068	1,021	4,047	699	(4,988)
SKT Vietnam PTE. Ltd.		4,523	1,371	3,152	—	—
SK Planet Global PTE. Ltd.		1,570	218	1,352	1	(4,069)
SKP GLOBAL HOLDINGS PTE. LTD.		28,320	16	28,304	—	(23,918)
SKT Americas, Inc.		51,138	837	50,301	9,132	(3,204)
SKP America LLC.		380,141	—	380,141	—	791
YTK Investment Ltd.		16,318	—	16,318	—	(3,210)
Atlas Investment(*2)		77,750	199	77,551	—	(2,429)
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

(*1)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd., subsidiaries of IRIVER LIMITED.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		78,826	36,817	42,009	133,789	7,492
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,181)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co., Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group, Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan, K. K.		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included from consolidation during the year ended December 31, 2015 is as follows:

Subsidiary	Reason
Groovers JP Ltd.	Established by IRIVER LIMITED, a subsidiary of the Parent Company during the year ended December 31, 2015.
Entrix Co., Ltd	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.

The list of subsidiaries that were excluded from subsidiaries during the year ended December 31, 2015 is as follows:

Subsidiary	Reason
BNCP Co., Ltd.	Disposed during the year ended December 31, 2015.
Iconcube Holdings, Inc.	Disposed during the year ended December 31, 2015.
Iconcube, Inc.	Disposed during the year ended December 31, 2015.
Iriver CS Co., Ltd.	Merged into IRIVER LIMITED, a subsidiary of the Parent Company during the year ended December 31, 2015.
Shenzhen E-eye High Tech Co., Ltd.	Disposed during the year ended December 31, 2015.

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2015 and 2014 are as follows. There were no dividends paid during the years ended December 31, 2015 and 2014 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	December 31, 2015
	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.4

Current assets	~~W~~	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Net assets of consolidated entities		117,482
Carrying amount of non-controlling interests		41,659

Revenue	~~W~~	80,147
Loss for the period		(14,826)
Loss of the consolidated entities		(14,826)
Total comprehensive loss		(16,698)
Loss attributable to non-controlling interests		(5,254)

Net cash used in operating activities	~~W~~	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2015 and 2014 are as follows. There were no dividends paid during the years ended December 31, 2015 and 2014 by subsidiaries of which non-controlling interests are significant, Continued

(In millions of won)	December 31, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	~~W~~	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638

Revenue	~~W~~	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182

Net cash provided by (used in) operating activities	~~W~~	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 3, 2016, which will be submitted for approval at the shareholders’ meeting to be held on March 18, 2016.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 4 for the following areas: revenue, consolidation: whether the Group has de facto control over an investee, and classification of lease.

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 35.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 4 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards with a date of initial application of January 1, 2015.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the consolidated financial statements.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)	Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, continued

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

4.	Significant Accounting Policies, Continued

(19)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if (a) there is a legally enforceable right to offset the related current tax liabilities and assets, (b) they relate to income taxes levied by the same tax authority and (c) they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27)	New standards and interpretations not yet adopted

The following new standards, have been published and are mandatory for the Group for annual period beginning on January 1, 2018, and the Group has not early adopted them.

As of December 31, 2015, management is in the process of evaluating the impact of applying these standards on its financial position and results of operations.

1)	K-IFRS 1109 ‘Financial Instruments’

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

2)	K-IFRS 1115 ‘Revenue from Contracts with Customers’

K-IFRS 1115, published in December 2015, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS 1018, Revenue, K-IFRS 1011, Construction Contracts and K-IFRS 2113, Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

5.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other immaterial operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as others.

(1)	Segment information as of and for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)
	2015
	Cellular Services		Fixed-line telecommunication services	Others	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	~~W~~	14,962,689	3,162,712	2,113,543	20,238,944	(3,102,210)	17,136,734
Inter-segment revenue		1,693,411	668,139	740,660	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,372,883	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	139,370	2,845,295	—	2,845,295
Operating income (loss)		1,678,339	108,252	(78,585)	1,708,006	—	1,708,006
Finance income and costs, net							(246,200)
Gain related to investments in subsidiaries, associates and joint ventures, net							786,140
Other non-operating income and expense, net							(212,581)

Profit from continuing operations before income tax							2,035,365

Total assets		23,861,267	3,600,890	3,008,592	30,470,749	(1,889,362)	28,581,387
Total liabilities		9,788,635	2,284,362	963,612	13,036,609	170,682	13,207,291

5.	Operating Segments, Continued

(In millions of won)
	2014
	Cellular Services		Fixed-line telecommunication services	Others	Sub-total	Consolidation adjustments	Consolidated Amount
Total revenue	~~W~~	15,248,039	3,119,845	1,884,784	20,252,668	(3,088,870)	17,163,798
Inter-segment revenue		1,720,158	669,925	698,787	3,088,870	(3,088,870)	—
External revenue		13,527,881	2,449,920	1,185,997	17,163,798	—	17,163,798
Depreciation and amortization		2,113,510	501,623	99,597	2,714,730	—	2,714,730
Operating income (loss)		1,754,433	80,423	(9,751)	1,825,105	—	1,825,105
Finance income and costs, net							(260,336)
Gain related to investments in subsidiaries, associates and joint ventures, net							906,338
Other non-operating income and expense, net							(217,279)

Profit from continuing operations before income tax							2,253,828

Total assets		23,451,471	3,434,020	3,202,833	30,088,324	(2,147,091)	27,941,233
Total liabilities		9,626,724	2,172,454	924,683	12,723,861	(30,898)	12,692,963

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2015 and 2014.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2015 and 2014 are summarized as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term financial instruments
Charitable fund(*)	~~W~~	79,500	86,000
Other		2,969	4,321
Long-term financial instruments		10,596	612
Guarantee deposits		280	280

	~~W~~	93,345	91,213

(*)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2015, the funds cannot be withdrawn.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable – other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable - other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable - trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	~~W~~	3,836,529	(344,016)	3,492,513

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2015 and 2014 are as follows, Continued

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying Amount
Current assets:
Accounts receivable – trade	~~W~~	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable – other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable - other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable – trade		68,536	—	68,536

		440,011	(27,007)	413,004

	~~W~~	3,912,383	(328,191)	3,584,192

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2015 and 2014 were as follows:

(In millions of won)
	2015		2014
Balance at January 1	~~W~~	328,191	323,984
Increase of bad debt allowances		75,773	63,697
Write-offs		(87,798)	(89,529)
Other		27,850	30,039

Balance at December 31	~~W~~	344,016	328,191

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,841,442	1,053,096	1,831,243	1,089,001
Overdue but not impaired		77,008	5,155	76,671	3,481
Impaired		711,155	148,673	774,681	137,306

		2,629,605	1,206,924	2,682,595	1,229,788
Allowances for doubtful accounts		(239,495)	(104,521)	(221,909)	(106,282)

	~~W~~	2,390,110	1,102,403	2,460,686	1,123,506

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	~~W~~	20,908	2,770	25,254	1,795
1 ~ 3 months		21,941	924	26,469	213
3 ~ 6 months		7,043	265	11,641	608
More than 6 months		27,116	1,196	13,307	865

	~~W~~	77,008	5,155	76,671	3,481

8.	Inventories

Details of inventories as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015				December 31, 2014
	Acquisition cost		Write-down of inventory	Carrying amount	Acquisition cost	Write-down of inventory	Carrying amount
Merchandise	~~W~~	247,294	(5,064)	242,230	252,063	(5,325)	246,738
Finished goods		3,530	(179)	3,351	1,930	(216)	1,714
Work in process		1,976	(149)	1,827	1,144	(131)	1,013
Raw materials and supplies		27,296	(1,148)	26,148	19,242	(1,040)	18,202

	~~W~~	280,096	(6,540)	273,556	274,379	(6,712)	267,667

There are no significant reversals of inventory write-downs for the periods presented.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Beneficiary certificates(*)	~~W~~	92,262	277,003
Current portion of long-term investment securities		—	3,158

	~~W~~	92,262	280,161

(*)	The distributions arising from beneficiary certificates as of December 31, 2015 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Equity securities:
Marketable equity securities	~~W~~	897,958	657,286
Unlisted equity securities(*1)		96,899	56,236
Equity investments(*2)		207,916	209,120

		1,202,773	922,642
Debt securities:
Public bonds(*3)		—	158
Investment bonds(*4)		4,453	36,638

		4,453	36,796

Total		1,207,226	959,438
Less current portion of long-term investment securities		—	(3,158)

Long-term investment securities	~~W~~	1,207,226	956,280

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Less than 1 year	~~W~~	—	158

(*4)	During the year ended December 31, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd., which were classified as available-for-sale financial assets. Health Connect Co., Ltd. has been classified as investments in associates (~~W~~5,900 million) as the Parent Company obtained significant influence over the company. As a result of this transaction, investments in associates have increased by ~~W~~5,900 million and the remaining convertible bonds of ~~W~~560 million was fully redeemed.

10.	Assets and Liabilities Classified as Held for Sale

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ~~W~~10,510 million and ~~W~~408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss. The ownership interests of Shenzhen E-eye High Tech Co., Ltd. were disposed during the year ended December 31, 2015.

11.	Business Combinations

(1)	General information

On April 1, 2015, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, acquired an unmanned machine security business of Joeun Safe Co., Ltd., which manages facility guarding services, in order to expand infrastructure and enhance competitiveness of its security business.

The Group recognized the acquired assets and liabilities at fair value and the difference between the consideration and fair value of net assets as goodwill.

(2)	Consideration paid and assets and liabilities transferred

Consideration paid and assets in succession recognized at the acquisition date are as follows:

(In millions of won)
	2015
Consideration paid
Cash and cash equivalents	~~W~~	13,197
Accounts payable - other		1,858

	~~W~~	15,055

Assets transferred
Property and equipment	~~W~~	3,208
Intangible assets		8,486
Other assets		1,603

	~~W~~	13,297

(3)	During the year ended December 31, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Parent Company, was spun off from SK Planet Co., Ltd. and was merged into SK Broadband, Co., Ltd. There is no impact on the consolidated financial statements as it is a business combination under common control.

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2015 and 2014 are as follows:

(In millions of won)		December 31, 2015			December 31, 2014
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	~~W~~	43,814	9.6	~~W~~	35,817
Korea IT Fund(*2)	Korea	63.3		260,456	63.3		240,676
KEB HanaCard Co., Ltd.(*1,3)	Korea	15.0		254,177	25.4		425,140
Candle Media Co., Ltd.	Korea	35.1		20,144	35.1		19,486
NanoEnTek, Inc. (*4)	Korea	28.6		45,008	26.0		36,527
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		86,324	21.0		79,394
Packet One Network(*5)	Malaysia	—		—	13.6		53,670
SK Technology Innovation Company	Cayman	49.0		45,891	49.0		44,052
HappyNarae Co., Ltd.	Korea	42.5		17,095	42.5		15,551
SK hynix Inc.	Korea	20.1		5,624,493	20.1		4,849,159
SK MENA Investment B.V.	Netherlands	32.1		14,929	32.1		14,015
SKY Property Mgmt. Ltd.	Virgin Island	33.0		251,166	33.0		248,534
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,767	49.0		25,874
Daehan Kanggun BcN Co., Ltd. and others	—	—		161,058	—		158,725

Sub-total				6,850,322			6,246,620

Investments in joint ventures
Dogus Planet, Inc.(*6)	Turkey	50.0		15,118	50.0		11,441
PT. Melon Indonesia	Indonesia	49.0		4,339	49.0		3,564
Television Media Korea Ltd.(*7)	Korea	—		—	51.0		6,944
Celcom Planet	Malaysia	51.0		3,406	51.0		16,605
PT XL Planet Digital(*6)	Indonesia	50.0		23,108	50.0		12,914

Sub-total				45,971			51,468

Total			~~W~~	6,896,293		~~W~~	6,298,088

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through participation on the board of directors even though the Group has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	During the year ended December 31, 2015, the Group disposed of 27,725,264 shares of KEB HanaCard Co., Ltd.
(*4)	During the year ended December 31, 2015, the Group newly acquired 1,090,155 shares of NanoEnTek, Inc. by participating in paid in capital increase allocation of third parties.
(*5)	Reclassified from investment in associates to available-for-sale financial assets during the year ended December 31, 2015, as the Group lost the right to appoint directors of this investee and consequently no longer has significant influence.
(*6)	There were additional investments in associates and joint ventures during the year ended December 31, 2015.
(*7)	During the year ended December 31, 2015, the Group disposed of all shares of Television Media Korea Ltd.

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share and per share data)
	December 31, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	~~W~~	1,170	21,620,360	25,296	734	21,620,360	15,869
NanoEnTek, Inc.		7,300	6,960,445	50,811	5,710	5,870,290	33,519
SK hynix Inc.		30,750	146,100,000	4,492,575	47,750	146,100,000	6,976,275

(3)	The financial information of the significant investees as of and for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)	As of and for the year ended December 31, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	9,760,030	6,228,076	176,517	152,070
Non-current assets		19,917,876	509,579	650,661	259,176
Current liabilities		4,840,698	1,103,873	242,002	—
Non-current liabilities		3,449,505	4,297,289	39,154	—
Revenue		18,797,998	1,472,830	89,161	30,875
Profit from continuing operations		4,323,595	10,119	19,722	21,655
Other comprehensive income (loss)		40,215	(547)	(11,872)	15,651

Total comprehensive income		4,363,810	9,572	7,850	37,306

12.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the years ended December 31, 2015 and 2014 is as follows, Continued:

(In millions of won)	As of and for the year ended December 31, 2014
	SK hynix Inc.		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	~~W~~	10,363,514	6,716,612	172,775	122,026
Non-current assets		16,519,764	568,065	667,560	258,144
Current liabilities		5,765,304	848,140	62,868	—
Non-current liabilities		3,081,671	5,109,888	242,116	—
Revenue		17,125,566	305,756	81,502	18,883
Profit (loss) from continuing operations		4,195,169	(11,196)	15,006	5,470
Other comprehensive income (loss)		(52,360)	(734)	(6,090)	4,837
Total comprehensive income (loss)		4,142,809	(11,930)	8,916	10,307

(*)	Pre-merger revenue and net profit of KEB HanaCard Co., Ltd., amounting to ~~W~~853,506 million and ~~W~~3,521 million, respectively, were not included.

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	As of and for the year ended December 31, 2015
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Account payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—
Account payable, other payables and provisions		—	—	—	—
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Interest expense		—	—	—	—
Income tax expense (income)		—	—	(7,025)	—

Profit (loss) from continuing operations		(32,713)	1,853	(21,381)	(25,881)

Total comprehensive income (loss)		(32,713)	1,853	(21,381)	(25,881)

12.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)	As of and for the year ended December 31, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	~~W~~	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax expense		—	—	—	(5,334)	—
Profit (loss) from continuing operations		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

12.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company for the total listed shares of the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company for the total issued shares outstanding not including the shares held by the investee as treasury shares.

(In millions of won)
	December 31, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	~~W~~	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33.0	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.		35,817	—	4,361	3,636	—	—	43,814
Korea IT Fund(*)		240,676	—	11,971	9,912	—	(2,103)	260,456
KEB HanaCard Co., Ltd.		425,140	(174,475)	3,275	237	—	—	254,177
Candle Media Co., Ltd.		19,486	—	550	70	—	38	20,144
NanoEnTek, Inc.		36,527	10,000	(1,649)	130	—	—	45,008
SK Industrial Development China Co., Ltd.		79,394	—	3,380	3,550	—	—	86,324
Packet One Network		53,670	—	(8,714)	(3,030)	—	(41,926)	—
SK Technology Innovation Company		44,052	—	(2,907)	4,746	—	—	45,891
HappyNarae Co., Ltd.		15,551	—	1,589	(45)	—	—	17,095
SK hynix Inc.(*)		4,849,159	—	842,086	(22,922)		(43,830)	5,624,493
SK MENA Investment B.V.		14,015	—	3	911	—	—	14,929
SKY Property Mgmt. Ltd.		248,534	—	6,408	(3,776)	—	—	251,166
Xinan Tianlong Science and Technology Co., Ltd.		25,874	—	(107)	—	—	—	25,767
Daehan Kanggun BcN Co., Ltd. and others(*)		158,725	12,320	(15,726)	1,689	(1,305)	5,355	161,058

Sub-total		6,246,620	(152,155)	844,520	(4,892)	(1,305)	(82,466)	6,850,322

Investments in joint ventures
Dogus Planet, Inc.		11,441	16,419	(16,357)	3,615	—	—	15,118
PT. Melon Indonesia		3,564	—	908	(133)	—	—	4,339
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—	—
Celcom Planet		16,605	—	(13,199)	—	—	—	3,406
PT XL Planet Digital		12,914	20,884	(10,690)	—	—	—	23,108

Sub-total		51,468	30,591	(39,570)	3,482	—	—	45,971

Total	~~W~~	6,298,088	(121,564)	804,950	(1,410)	(1,305)	(82,466)	6,896,293

(*)	Dividends paid by the associate are deducted from the carrying amount during the year ended December 31, 2015.

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)	2014
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	37,434	—	(365)	(1,252)	—	—	35,817
Korea IT Fund		231,402	—	3,243	6,031	—	—	240,676
Etoos Co., Ltd.		12,029	—	346	—	—	(12,375)	—
KEB HanaCard Co., Ltd.		378,616	—	(739)	(2,031)	—	49,294	425,140
Candle Media Co., Ltd.		21,241	—	(1,701)	(54)	—	—	19,486
NanoEnTek, Inc.		9,312	7,778	284	(27)	—	19,180	36,527
SK Industrial Development China Co., Ltd.		77,517	—	(791)	2,668	—	—	79,394
Packet One Network		60,706	—	(11,845)	4,809	—	—	53,670
SK Technology Innovation Company		53,874	—	(9,822)	—	—	—	44,052
HappyNarae Co., Ltd.		13,935	—	1,688	(72)	—	—	15,551
SK hynix Inc.		3,943,232	—	916,486	(10,559)	—	—	4,849,159
SK MENA Investment B.V.		13,477	—	(4)	542	—	—	14,015
SKY Property Mgmt. Ltd.		238,278	—	3,438	6,818	—	—	248,534
Xinan Tianlong Science and Technology Co., Ltd.		26,562	—	(688)	—	—	—	25,874
Daehan Kanggun BcN Co., Ltd. and others		164,976	14,172	(18,126)	1,324	(2,363)	(1,258)	158,725

Sub-total		5,282,591	21,950	881,404	8,197	(2,363)	54,841	6,246,620

Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(18,573)	232	—	—	11,441
PT. Melon Indonesia		3,230	—	256	78	—	—	3,564
Television Media Korea Ltd.		8,659	—	(1,715)	—	—	—	6,944
Celcom Planet		—	17,433	(656)	—	—	(172)	16,605
PT XL Planet Digital		20,712	—	(7,798)	—	—	—	12,914

Sub-total		42,706	37,110	(28,486)	310	—	(172)	51,468

Total	~~W~~	5,325,297	59,060	852,918	8,507	(2,363)	54,669	6,298,088

12.	Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2015 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Year ended December 31, 2015		Accumulated	Year ended December 31, 2015	Accumulated
Wave City Development Co., Ltd.	~~W~~	2,894	4,538	—	—
SK Wyverns Co., Ltd. and others		1,193	6,510	—	365

	~~W~~	4,087	11,048	—	365

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	812,947	—	—	812,947
Buildings		1,563,069	(651,940)	—	911,129
Structures		763,122	(418,901)	—	344,221
Machinery		28,624,842	(21,281,400)	(1,433)	7,342,009
Other		1,511,304	(1,036,780)	(1,086)	473,438
Construction in progress		487,512	—	—	487,512

	~~W~~	33,762,796	(23,389,021)	(2,519)	10,371,256

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	766,780	—	—	766,780
Buildings		1,537,042	(603,175)	—	933,867
Structures		737,494	(384,705)	—	352,789
Machinery		27,088,067	(19,775,784)	(1,468)	7,310,815
Other		1,461,201	(960,450)	(1,701)	499,050
Construction in progress		704,400	—	—	704,400

	~~W~~	32,294,984	(21,724,114)	(3,169)	10,567,701

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Business combination	Change of consolidation scope	Ending balance
Land	~~W~~	766,780	6,629	(2,031)	41,569	—	—	—	—	812,947
Buildings		933,867	6,042	(6,839)	27,500	(49,441)	—	—	—	911,129
Structures		352,789	9,776	(57)	16,104	(34,391)	—	—	—	344,221
Machinery		7,310,815	645,986	(22,518)	1,538,235	(2,133,193)	(524)	3,208	—	7,342,009
Other		499,050	786,531	(16,721)	(652,022)	(143,288)	(4)	—	(108)	473,438
Construction in progress		704,400	1,063,169	(1,522)	(1,271,762)	—	(6,773)	—	—	487,512

	~~W~~	10,567,701	2,518,133	(49,688)	(300,376)	(2,360,313)	(7,301)	3,208	(108)	10,371,256

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Classified as held for sale	Change of consolidation scope	Ending balance
Land	~~W~~	732,206	8,306	(12)	24,178	—	—	—	2,102	766,780
Buildings		956,691	5,862	(451)	16,885	(48,745)	—	—	3,625	933,867
Structures		364,951	8,909	(39)	11,919	(32,951)	—	—	—	352,789
Machinery		6,847,059	572,764	(28,101)	1,979,590	(2,065,368)	(2,879)	(6)	7,756	7,310,815
Other		533,181	1,124,067	(6,188)	(1,022,999)	(135,213)	(49)	(245)	6,496	499,050
Construction in progress		762,519	1,101,691	(11,277)	(1,147,666)	—	(691)	(176)	—	704,400

	~~W~~	10,196,607	2,821,599	(46,068)	(138,093)	(2,282,277)	(3,619)	(427)	19,979	10,567,701

14.	Investment Property

(1)	Investment property as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	10,634	—	10,634
Buildings		7,531	(3,094)	4,437

	~~W~~	18,165	(3,094)	15,071

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	10,418	—	10,418
Buildings		7,379	(2,800)	4,579

	~~W~~	17,797	(2,800)	14,997

(2)	Changes in investment property for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,418	216	—	10,634
Buildings		4,579	98	(240)	4,437

	~~W~~	14,997	314	(240)	15,071

(In millions of won)
	2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	10,822	(404)	—	10,418
Buildings		4,989	(172)	(238)	4,579

	~~W~~	15,811	(576)	(238)	14,997

(3)	Fair value of investment property as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Carrying amount		Fair value	Carrying amount	Fair value
Land	~~W~~	10,634	6,009	10,418	6,056
Buildings		4,437	4,261	4,579	4,288

	~~W~~	15,071	10,270	14,997	10,344

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

14.	Investment Property, Continued

(4)	Income (expense) from investment property for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Rent revenue	~~W~~	850	896
Operating expense		(240)	(239)

15.	Goodwill

(1)	Goodwill as of December 31, 2015 and 2014 is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		243,911	252,916

	~~W~~	1,908,590	1,917,595

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.62% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.3% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0%, the Group’s long-term fixed-line telecommunication business growth rate, was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

15.	Goodwill, Continued

(2)	Details of changes in goodwill for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Beginning balance	~~W~~	1,917,595	1,733,261
Increase due to business acquisition		1,758	193,202
Impairment loss		(19,245)	(8,868)
Other		8,482	—

	~~W~~	1,908,590	1,917,595

Accumulated impairment losses as of December 31, 2015 and 2014 are ~~W~~36,119 million and ~~W~~18,849 million, respectively.

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	~~W~~	3,033,879	(1,930,362)	—	1,103,517
Land use rights		74,217	(47,641)	—	26,576
Industrial rights		159,926	(43,384)	—	116,542
Development costs		140,226	(132,754)	—	7,472
Facility usage rights		149,841	(101,822)	—	48,019
Customer relations		16,528	(9,353)	—	7,175
Memberships(*1)		126,622	—	(35,115)	91,507
Other(*2)		3,101,622	(2,197,646)	—	903,976

	~~W~~	6,802,861	(4,462,962)	(35,115)	2,304,784

(In millions of won)	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	~~W~~	3,033,879	(1,649,835)	—	1,384,044
Land use rights		64,136	(38,783)	—	25,353
Industrial rights		144,497	(36,737)	—	107,760
Development costs		162,493	(144,215)	(9,947)	8,331
Facility usage rights		146,112	(93,476)	—	52,636
Customer relations		17,147	(10,743)	—	6,404
Memberships(*1)		128,274	—	(34,155)	94,119
Other(*2)		3,029,590	(2,223,627)	(616)	805,347

	~~W~~	6,726,128	(4,197,416)	(44,718)	2,483,994

16.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated to a university, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment(*)	Business combination	Change of consolidation scope	Ending balance
Frequency use rights	~~W~~	1,384,044	—	—	—	(280,527)	—	—	—	1,103,517
Land use rights		25,353	11,956	(1,314)	—	(9,419)	—	—	—	26,576
Industrial rights		107,760	5,878	(22)	8,935	(6,009)	—	—	—	116,542
Development costs		8,331	3,737	—	23	(4,563)	(56)	—	—	7,472
Facility usage rights		52,636	2,721	(23)	1,177	(8,492)	—	—	—	48,019
Customer relations		6,404	—	—	—	(4,689)	—	8,486	(3,026)	7,175
Memberships		94,119	1,137	(1,802)	68	—	(2,015)	—	—	91,507
Other		805,347	103,137	(1,772)	323,933	(319,234)	(7,228)	—	(207)	903,976

	~~W~~	2,483,994	128,566	(4,933)	334,136	(632,933)	(9,299)	8,486	(3,233)	2,304,784

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, computer software and development costs, amounting to ~~W~~9,299 million as impairment loss during for the year ended December 31, 2015.

16.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights	~~W~~	1,664,571	—	—	—	(280,527)	—	—	1,384,044
Land use rights		16,590	15,560	(573)	—	(8,483)	—	2,259	25,353
Industrial rights		58,763	5,048	(180)	—	(4,584)	—	48,713	107,760
Development costs		10,127	1,253	(25)	63	(4,048)	(398)	1,359	8,331
Facility usage rights		58,828	1,890	(30)	382	(8,434)	—	—	52,636
Customer relations		6,333	779	—	(39)	(3,063)	—	2,394	6,404
Memberships (*)		128,452	5,629	(5,810)	(264)	—	(34,155)	267	94,119
Other		807,118	102,322	(9,919)	171,858	(300,216)	(449)	34,633	805,347

	~~W~~	2,750,782	132,481	(16,537)	172,000	(609,355)	(35,002)	89,625	2,483,994

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ~~W~~34,155 million as impairment loss for the year ended December 31, 2014.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Research and development costs expensed as incurred	~~W~~	315,790	390,943

(4)	The carrying amount and residual useful lives of frequency usage rights as of the year ended December 31, 2015 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	~~W~~	102,839	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		16,311	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		222,992	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		753,720	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		7,655	WiBro service	Mar. 2012	Mar. 2019

	~~W~~	1,103,517

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2015		December 31, 2014
Commercial Paper	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	~~W~~	220,000	206,000
Short-term borrowings	Kookmin Bank, etc.	2.47		40,000	160,600

			~~W~~	260,000	366,600

(2)	Long-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2015		December 31, 2014
Shinhan Bank	2.39	Jun. 15, 2015	~~W~~	—		1,712
Kookmin Bank	1.98	Jun. 15, 2016		1,625		4,874
Kookmin Bank	1.98	Mar. 15, 2017		2,498		4,496
Kookmin Bank	1.98	Mar. 15, 2018		6,450		8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000		10,000
Korea Finance Corporation	3.32	Jul. 30 ,2019		39,000		39,000
Korea Finance Corporation	2.94	Jul. 30 ,2019		10,000		10,000
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		87,685		94,903
			(USD	74,817)	(USD	86,338)

Sub-total				157,258		173,585
Less present value discount on long-term borrowings				(2,124)		(2,623)

				155,134		170,962
Less current portion of long-term borrowings				(33,581)		(21,242)

Long-term borrowings			~~W~~	121,553		149,720

(*1)	As of December 31, 2015, the 6M bank debenture rate of Shinhan Bank is 1.69%.
(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.
(*3)	Convenient translation was provided for the borrowings repayable in other currencies.

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00		200,000		200,000
Unsecured private bonds	Other fund	2015	5.00		—		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		170,000
Unsecured private bonds		2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000		230,000
Unsecured private bonds		2033	3.22		130,000		130,000
Unsecured private bonds		2019	3.30		50,000		50,000
Unsecured private bonds		2024	3.64		150,000		150,000
Unsecured private bonds(*5,6)		2029	4.73		—		55,188
Unsecured private bonds(*5)		2029	4.72		54,695		55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000		160,000
Unsecured private bonds		2021	2.66		150,000		150,000
Unsecured private bonds		2024	2.82		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000		—
Unsecured private bonds		2025	2.49		150,000		—
Unsecured private bonds		2030	2.61		50,000		—
Unsecured private bonds	Operating fund	2018	1.89		90,000		—
Unsecured private bonds		2025	2.66		70,000		—
Unsecured private bonds		2030	2.82		90,000		—
Unsecured private bonds(*5)		2030	3.40		50,485		—
Unsecured private bonds	Operating and	2018	2.07		80,000		—
Unsecured private bonds	refinancing fund	2025	2.55		100,000		—
Unsecured private bonds		2035	2.75		70,000		—
Unsecured private bonds(*5)		2030	3.10		50,524		—
Unsecured private bonds(*1)	Operating fund	2015	4.62		—		10,000
Unsecured private bonds(*2)		2015	4.09		—		110,000
Unsecured private bonds(*2)		2015	4.14		—		110,000
Unsecured private bonds(*2)		2017	4.28		100,000		100,000
Unsecured private bonds(*2)		2015	3.14		—		130,000
Unsecured private bonds(*2)		2017	3.27		120,000		120,000
Unsecured private bonds(*2)		2016	3.05		80,000		80,000
Unsecured private bonds(*2)		2019	3.49		210,000		210,000
Unsecured private bonds(*2)		2019	2.76		130,000		130,000
Unsecured private bonds(*2)		2018	2.23		50,000		—
Unsecured private bonds(*2)		2020	2.49		160,000		—
Unsecured private bonds(*2)		2020	2.43		140,000		—
Unsecured private bonds(*2)		2020	2.18		130,000		—
Unsecured private bonds(*3)		2015	3.12		—		10,000
Unsecured private bonds(*3)		2016	3.24		10,000		10,000
Unsecured private bonds(*3)		2017	3.48		20,000		20,000
Foreign global bonds		2027	6.63	(USD	468,800 400,000)	(USD	439,680 400,000)
Swiss unsecured private bonds		2017	1.75	(CHF	355,617 300,000)	(CHF	333,429 300,000)

17.	Borrowings and Debentures, Continued

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2015		December 31, 2014
Foreign global bonds	Operating fund	2018	2.13		820,400 (USD 700,000)	769,440 (USD 700,000)
Australia unsecured private bonds		2017	4.75		255,930 (AUD 300,000)	269,727 (AUD 300,000)
Floating rate notes(*4)		2020	3M Libor + 0.88		351,600 (USD 300,000)	329,760 (USD 300,000)
Foreign global bonds(*2)		2018	2.88		351,600 (USD 300,000)	329,760 (USD 300,000)

Sub-total					7,139,651	6,252,161
Less discounts on bonds					(30,998)	(33,531)

					7,108,653	6,218,630
Less current portion of bonds					(669,506)	(569,472)

				~~W~~	6,439,147	5,649,158

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of December 31, 2015, 3M Libor rate is 0.61%.
(*5)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ~~W~~5,704 million as of December 31, 2015.

(*6)	As of December 31, 2014, the principal amount and the fair value of the structured bonds were ~~W~~50,000 million and ~~W~~55,188 million, respectively. The entire bonds were early redeemed during the year ended December 31, 2015.
(*7)	Convenient translation was provided for the bonds repayable in other currencies.

18.	Long-term Payables - Other

(1)	Long-term payables – other as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Payables related to acquisition of W-CDMA licenses	~~W~~	550,964	657,001
Other(*)		30,733	27,566

	~~W~~	581,697	684,567

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of December 31, 2015 and 2014, long-term payables – other consist of payables related to the acquisition of W-CDMA licenses for 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	December 31, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%		—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables - other					(38,739)	(53,633)

					671,149	846,390
Current portion of long-term payables – other					(120,185)	(189,389)

Carrying amount at December 31				~~W~~	550,964	657,001

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2015 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	~~W~~	709,888

19.	Provisions

(1)	Changes in provisions for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	For the year ended December 31, 2015								As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Change of consolidation scope	Ending balance	Current	Non-current
Provision for handset subsidy (*1)	~~W~~	26,799	1,641	(5,004)	(17,766)	—	—	5,670	2,232	3,438
Provision for restoration		59,727	4,983	(1,135)	(5,433)	1,812	—	59,954	34,336	25,618
Emission allowance (*2)		—	1,477	—	—	—	—	1,477	1,477	—
Other provisions		562	3,795	(510)	(472)	—	(271)	3,104	2,943	161

	~~W~~	87,088	11,896	(6,649)	(23,671)	1,812	(217)	70,205	40,988	29,217

(In millions of won)
	For the year ended December 31, 2014							As of December 31, 2014
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy (*1)	~~W~~	53,923	41,802	(68,926)	—	—	26,799	14,844	11,955
Provision for restoration		40,507	20,098	(702)	(34)	(142)	59,727	35,865	23,862
Other provisions		451	155	(225)	—	181	562	366	196

	~~W~~	94,881	62,055	(69,853)	(34)	39	87,088	51,075	36,013

(*1)	The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Group is expected to pay in future periods.
(*2)	The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

20.	Leases

(1)	Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	~~W~~	26	3,804
Long-term finance lease liabilities		—	26

	~~W~~	26	3,830

The Group’s related interest and principal as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	~~W~~	26	26	3,909	3,804
1~5 years		—	—	26	26

Sub-total		26	26	3,935	3,830

Current portion of long-term finance lease liabilities			(26)		(3,804)

Long-term finance lease liabilities	~~W~~		—		26

20.	Leases, Continued

(2)	Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2015 and 2014 (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

(In millions of won)
	2015			2014
	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	~~W~~	32,416	1,876	29,233	3,496
1~5 years		75,568	1,026	76,306	1,390
More than 5 years		33,602	577	49,582	1,043

	~~W~~	141,586	3,479	155,121	5,929

(3)	Sale and Leaseback Transaction

During the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease. The Group recognized ~~W~~14,539 million and ~~W~~14,075 million of lease payments in relation to the operating lease agreement for the years ended December 31, 2015 and 2014, respectively, and ~~W~~2,393 million and ~~W~~2,469 million of lease revenues in relation to the sublease agreement for the years ended December 31, 2015 and 2014, respectively. Expected future lease payments and lease revenues are included in Note 20-(2).

21.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Present value of defined benefit obligations	~~W~~	525,269	437,844
Fair value of plan assets		(426,413)	(346,257)

	~~W~~	98,856	91,587

(2)	Principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Discount rate for defined benefit obligations	1.90%~2.93%	2.23% ~ 3.70%
Expected rate of salary increase	2.51%~7.04%	2.51% ~ 7.39%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	For the year ended December 31
	2015		2014
Beginning balance	~~W~~	437,844	312,494
Current service cost		106,764	109,625
Interest cost		12,292	12,630
Remeasurement
- Demographic assumption		732	2,859
- Financial assumption		5,900	28,287
- Adjustment based on experience		15,100	9,932
Benefit paid		(58,513)	(46,531)
Others(*)		5,150	8,548

Ending balance	~~W~~	525,269	437,844

(*)	Others for the year ended December 31, 2015 include liabilities of ~~W~~3,470 million succeeded due to transfer of employees from associates and transfer to construction in progress, etc. Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ~~W~~2,939 million, liabilities of ~~W~~4,433 million succeeded due to transfer of employees from associates, and transfer to construction in progress, etc.

21.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Beginning balance	~~W~~	346,257	238,293
Interest income		9,035	9,538
Actuarial gain		3,146	50
Contributions by employer directly to plan assets		115,640	117,558
Benefits paid		(47,809)	(20,711)
Others(*)		144	1,529

Ending balance	~~W~~	426,413	346,257

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ~~W~~1,221 million.

The Group expects to make a contribution of ~~W~~82,220 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current service cost	~~W~~	106,764	109,625
Net interest cost		3,257	3,092

	~~W~~	110,021	112,717

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Equity instruments	~~W~~	1,086	1,746
Debt instruments		81,867	70,778
Short-term financial instruments, etc.		343,460	273,733

	~~W~~	426,413	346,257

Actual return on plan assets for the years ended December 31, 2015 and 2014 amounted to ~~W~~12,181 million and ~~W~~9,588 million, respectively.

21.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2015, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	~~W~~	(20,669)	22,690
Expected salary increase rate (if changed by 0.5%)		22,604	(20,851)

The sensitivity analysis does not consider dispersion of all cashflows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2015 and 2014 are 9.35 years and 9.10 years, respectively.

22.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and four other banks	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 74,817)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

22.	Derivative Instruments, Continued

(2)	As of December 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond (face value of KRW 150,000)	~~W~~	—	—	—	—	6,277		6,277
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(46,616)	(14,883)	11,180	129,806	—		79,487
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(18,705)	(5,971)	56,738	—	—		32,062
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,748)	(1,835)	26,439	—	—		18,856
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(6,394)	—	32,870	—	—		26,476
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 74,817)		(4,072)	(1,300)	8,613	—	—		3,241

Total assets							~~W~~	166,399

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	~~W~~	(3,678)	(1,174)	(7,851)	—	—		(12,703)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of AUD 300,000)		2,013	642	(79,248)	—	—		(76,593)

Total liabilities							~~W~~	(89,296)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

23.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share data)
	December 31, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	~~W~~	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock(Note 24)		(2,260,626)	(2,139,683)
Loss on disposal of treasury stock		—	(18,087)
Hybrid bonds(Note 25)		398,518	398,518
Others		(864,269)	(878,637)

	~~W~~	189,510	277,998

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Act. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the years ended December 31, 2015 and 2014. Changes in number of shares outstanding for the years ended December 31, 2015 and 2014 as follows:

(In shares)	2015			2014
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	(1,692,824)	1,692,824	—	—	—
Acquisition of treasury stock	—	2,020,000	(2,020,000)	—	—	—

Ending issued shares	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336

24.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2015 and 2014 are as follows:

(In millions of won, shares)
	December 31, 2015		December 31, 2014
Number of shares		10,136,551	9,809,375
Amount	~~W~~	2,260,626	2,139,683

On June 9, 2015, the Parent Company granted 1,692,824 shares of its treasury stock (acquisition cost: ~~W~~369,249 million) in order to acquire shares of SK Broadband Co., Ltd. In addition, from September 30, 2015 to December 11, 2015, the Parent Company newly acquired 2,020,000 shares of its treasury stock amounting to ~~W~~490,192 million in order to stabilize stock price.

25.	Hybrid Bond

Hybrid bonds classified as equity as of December 31, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity		Annual interest rate(%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs								(1,482)

							~~W~~	398,518

Hybrid bonds issued by the Parent Company is classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

26.	Retained Earnings

(1)	Retained earnings as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		87,301	151,533
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,059	12,066,291
Unappropriated		2,610,568	2,122,300

	~~W~~	15,007,627	14,188,591

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	~~W~~	232,316	235,385
Other comprehensive income of investments in associates		(169,520)	(163,808)
Unrealized fair value of derivatives		(83,200)	(77,531)
Foreign currency translation differences for foreign operations		29,707	1,465

	~~W~~	9,303	(4,489)

27.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Unrealized fair value of available-for- sale financial assets		Other comprehensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2015	~~W~~	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes		(5,530)	(5,649)	(5,221)	28,242	11,842
Tax effect		2,461	(63)	(448)	—	1,950

Balance at December 31, 2015	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303

(In millions of won)	2014
	Unrealized fair value of available-for- sale financial assets		Other comprehensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2014	~~W~~	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		30,945	8,381	(54,290)	14,718	(246)
Tax effect		(4,089)	(72)	12,188	—	8,027

Balance at December 31, 2014	~~W~~	235,385	(163,808)	(77,531)	1,465	(4,489)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	~~W~~	306,608	(71,223)	235,385
Amount recognized as other comprehensive income during the year		(3,902)	2,067	(1,835)
Amount reclassified through profit or loss		(1,628)	394	(1,234)

Balance at December 31, 2015	~~W~~	301,078	(68,762)	232,316

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	~~W~~	275,663	(67,134)	208,529
Amount recognized as other comprehensive income during the year		40,785	(6,470)	34,315
Amount reclassified through profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	~~W~~	306,608	(71,223)	235,385

27.	Reserves, Continued

(4)	Details of changes in unrealized fair value of derivatives for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	~~W~~	(102,501)	24,970	(77,531)
Amount recognized as other comprehensive income during the year		(4,714)	(570)	(5,284)
Amount reclassified through profit or loss		(507)	122	(385)

Balance at December 31, 2015	~~W~~	(107,722)	24,522	(83,200)

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	~~W~~	(48,211)	12,782	(35,429)
Amount recognized as other comprehensive income during the year		(46,535)	10,311	(36,224)
Amount reclassified through profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	~~W~~	(102,501)	24,970	(77,531)

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Other Operating Expenses:
Communication expenses	~~W~~	43,979	58,622
Utilities		270,621	247,919
Taxes and dues		36,118	33,500
Repair		312,517	260,533
Research and development		315,790	390,943
Training		37,278	42,781
Bad debt for accounts receivables - trade		60,450	45,754
Travel		27,860	28,912
Supplies and other		176,248	209,933

	~~W~~	1,280,861	1,318,897

29.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	7,140	8,792
Others		23,770	47,487

	~~W~~	30,910	56,279

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	~~W~~	35,845	47,489
Loss on disposal of property and equipment and intangible assets		21,392	32,950
Donations		72,454	67,823
Bad debt for accounts receivable – other		15,323	17,943
Others		98,477	107,353

	~~W~~	243,491	273,558

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Finance Income:
Interest income	~~W~~	45,884	60,006
Dividends		16,102	13,048
Gain on foreign currency transactions		18,923	16,301
Gain on foreign currency translations		5,090	6,277
Gain on disposal of long-term investment securities		10,786	13,994
Gain on valuation of derivative		1,927	8,713
Gain on settlement of derivatives		—	7,998
Gain relating to financial liability at fair value through profit or loss		5,188	—

	~~W~~	103,900	126,337

30.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)
	2015		2014
Finance Costs:
Interest expense	~~W~~	297,662	323,910
Loss on foreign currency transactions		17,931	18,053
Loss on foreign currency translations		4,750	5,079
Loss on disposal of long-term investment securities		2,599	2,694
Loss on valuation of derivatives		—	10
Loss on settlement of derivatives		4,845	672
Loss relating to financial asset at fair value through profit or loss		—	1,352
Loss relating to financial liability at fair value through profit or loss		526	10,370
Other finance costs		21,787	24,533

	~~W~~	350,100	386,673

(2)	Details of interest income included in finance income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Interest income on cash equivalents and deposits	~~W~~	20,009	33,417
Interest income on installment receivables and others		25,875	26,589

	~~W~~	45,884	60,006

(3)	Details of interest expense included in finance costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Interest expense on bank overdrafts and borrowings	~~W~~	19,577	26,360
Interest expense on debentures		238,450	247,972
Interest on finance lease liabilities		58	504
Others		39,577	49,074

	~~W~~	297,662	323,910

30.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2015 and 2014 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 7.

(i)	Finance income and costs

(In millions of won)	2015			2014
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:

Financial assets at fair value through profit or loss	~~W~~	1,927	4,188	8,713	1,361
Available-for-sale financial assets		31,220	24,386	32,227	27,227
Loans and receivables		64,749	15,861	57,685	18,182
Derivative financial instruments designated as hedged item		—	657	7,998	672

Sub-total		97,896	45,092	106,623	47,442

Financial Liabilities:
Financial liabilities at fair value through profit or loss		5,188	526	—	10,370

Financial liabilities measured at amortized cost		816	304,482	19,714	328,861

Sub-total		6,004	305,008	19,714	339,231

Total	~~W~~	103,900	350,100	126,337	386,673

(ii)	Other comprehensive income(loss)

(In millions of won)
	2015		2014
Financial Assets:
Available-for-sale financial assets	~~W~~	(3,661)	26,856
Derivative financial instruments designated as hedged item		(3,248)	(20,301)

Sub-total		(6,909)	6,555

Financial Liabilities:
Derivative financial instruments designated as hedged item		1,977	(21,801)

Sub-total		1,977	(21,801)

Total	~~W~~	(4,932)	(15,246)

30.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Available-for-sale financial assets	~~W~~	21,787	24,533
Bad debt for accounts receivable - trade		60,450	45,754
Bad debt for accounts receivable - other		15,323	17,943

	~~W~~	97,560	88,230

31.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2015 and 2014 consist of the following:

(In millions of won)
	2015		2014
Current tax expense
Current tax payable	~~W~~	417,022	181,273
Adjustments recognized in the period for current tax of prior periods		(4,124)	(19,938)

		412,898	161,335

Deferred tax expense
Changes in net deferred tax assets		102,305	276,049
Tax directly charged to equity		4,669	16,929
Changes in scope of consolidation		(575)	—
Others (exchange rate differences, etc.)		183	195

		106,582	293,173

Income tax for continuing operation	~~W~~	519,480	454,508

31.	Income Tax Expense for Continuing Operations, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2015 and 2014 is attributable to the following:

(In millions of won)
	2015		2014

Income taxes at statutory income tax rates	~~W~~	492,096	544,964
Non-taxable income		(85,589)	(32,277)
Non-deductible expenses		44,770	61,580
Tax credit and tax reduction		(25,756)	(33,581)
Changes in unrealizable deferred taxes		83,623	(43,820)
Others (income tax refund and tax rate differences, etc.)		10,336	(42,358)

Income tax for continuing operation	~~W~~	519,480	454,508

Tax rates applied for the above taxable income for the years ended December 31, 2015 and 2014 are corporate income tax rates applied for taxable income in Republic of Korea, of which SK Telecom Co., Ltd., the Parent Company, is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Net change in fair value of available-for-sale financial assets	~~W~~	2,461	(4,089)
Share of other comprehensive income of associates		(63)	(72)
Gain or loss on valuation of derivatives		(448)	12,188
Remeasurement of defined benefit liabilities		2,719	8,902

	~~W~~	4,669	16,929

31.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	~~W~~	53,578	—	6,379	—	—	59,957
Accrued interest income		(2,450)	—	(117)	—	—	(2,567)
Available-for-sale financial assets		(4,824)	—	32,728	2,461	—	30,365
Investments in subsidiaries and associates		(211,043)	—	(144,167)	(63)	—	(355,273)
Property and equipment (depreciation)		(372,332)	—	44,760	—	—	(327,572)
Provisions		7,587	—	(5,102)	—	—	2,485
Retirement benefit obligation		27,361	—	(1,753)	2,719	—	28,327
Gain or loss on valuation of derivatives		24,969	—	—	(448)	—	24,521
Gain or loss on foreign currency translation		19,324	—	193	—	—	19,517
Tax free reserve for research and manpower development		(7,162)	—	—	—	—	(7,162)
Goodwill relevant to leased line		4,433	—	(720)	—	—	3,713
Unearned revenue (activation fees)		25,977	—	(23,912)	—	—	2,065
Others		(15,682)	(575)	(7,708)	—	183	(23,782)

		(450,264)	(575)	(99,419)	4,669	183	(545,406)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,712	—	(7,163)	—	—	24,549

	~~W~~	(418,552)	(575)	(106,582)	4,669	183	(520,857)

31.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)	2014
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	~~W~~	56,427	(2,700)	—	(149)	53,578
Accrued interest income		(2,831)	381	—	—	(2,450)
Available-for-sale financial assets		(589)	(146)	(4,089)	—	(4,824)
Investments in subsidiaries and associates		(44,844)	(165,663)	(72)	(464)	(211,043)
Property and equipment (depreciation)		(333,633)	(38,690)	—	(9)	(372,332)
Provisions		14,303	(6,699)	—	(17)	7,587
Retirement benefit obligation		16,089	2,390	8,902	(20)	27,361
Gain or loss on valuation of derivatives		12,779	2	12,188	—	24,969
Gain or loss on foreign currency translation		19,572	(248)	—	—	19,324
Tax free reserve for research and manpower development		(40,011)	32,849	—	—	(7,162)
Goodwill relevant to leased line		31,025	(26,592)	—	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	—	25,977
Others		44,738	(61,274)	—	854	(15,682)

		(173,563)	(293,825)	16,929	195	(450,264)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,060	652	—	—	31,712

	~~W~~	(142,503)	(293,173)	16,929	195	(418,552)

31.	Income Tax Expense for Continuing Operations, Continued

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Allowance for doubtful accounts	~~W~~	182,266	155,634
Investments in subsidiaries and associates		281,719	422,033
Other temporary differences		285,845	314,188
Unused tax loss carryforwards		1,034,070	729,570
Unused tax credit carryforwards		2,271	2,438

	~~W~~	1,786,171	1,623,863

(6)	The expirations of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2015 are as follows:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards

Less than 1 year	~~W~~	4,894	1,041
1 ~ 2 years		—	155
2 ~ 3 years		—	870
More than 3 years		1,029,176	205

	~~W~~	1,034,070	2,271

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)
	2015		2014
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,518,604	1,801,178
Interest on hybrid bond		(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		1,501,764	1,784,338
Weighted average number of common shares outstanding		71,551,966	70,936,336

Basic earnings per share (In won)	~~W~~	20,988	25,154

2)	The weighted average number of common shares outstanding for the years ended December 31, 2015 and 2014 are calculated as follows:

(In shares)
	2015	2014
Outstanding common shares	80,745,711	80,745,711
Weighted number of treasury stocks	(9,193,745)	(9,809,375)

Weighted average number of common shares outstanding	71,551,966	70,936,336

(2)	Diluted earnings per share

For the year ended December 31, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2015 and 2014 are the same as basic earnings per share.

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2015	Cash dividends (interim)	72,629,160	500	200%	72,629
	Cash dividends (year-end)	70,609,160	500	1800%	635,482

					708,111

2014	Cash dividends (interim)	70,936,336	500	200%	70,937
	Cash dividends (year-end)	70,936,336	500	1680%	595,865

					666,802

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2015	~~W~~	708,111	1,518,604	46.63%
2014	~~W~~	666,802	1,801,178	37.02%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2015 and 2014 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2015	Cash dividends	10,000	215,500	4.64%
2014	Cash dividends	9,400	268,000	3.51%

34.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable – trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	~~W~~	6,277	1,299,488	4,963,148	160,122	6,429,035

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities		7,817	948,463	—	—	956,280
Accounts receivable – trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	~~W~~	16,530	1,228,624	4,732,321	61,322	6,038,797

34.	Categories of Financial Instruments, continued

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows, continued:

(*)	Details of loans and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term loans	~~W~~	53,895	74,512
Accounts receivable – other		673,739	690,527
Accrued income		10,753	10,134
Other current assets		1,861	3,866
Long-term loans		62,454	55,728
Long-term accounts receivable-other		2,420	3,596
Guarantee deposits		297,281	285,144

	~~W~~	1,102,403	1,123,507

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	~~W~~	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable - other and others (*2)		—	2,970,801	—	2,970,801

	~~W~~	155,704	10,618,666	89,296	10,863,666

(In millions of won)	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	~~W~~	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable - other and others (*2)		—	3,241,615	—	3,241,615

	~~W~~	110,365	10,162,937	130,889	10,404,191

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2015 and 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows, continued:

(*2)	Details of accounts payable – other and other payables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Accounts payable – other	~~W~~	1,323,434	1,381,850
Withholdings		1,178	1,760
Accrued expenses		920,739	952,418
Current portion of long-term payables - other		120,211	193,193
Long-term payables – other		581,697	684,567
Finance lease liabilities		—	26
Other non-current liabilities		23,542	27,801

	~~W~~	2,970,801	3,241,615

35.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary foreign currency assets and liabilities as of December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	162,322	~~W~~	189,763	1,836,860	~~W~~	2,152,800
EUR	23,421		30,005	257		328
JPY	24,462		238	695		7
AUD	—		—	299,023		255,097
CHF	—		—	299,403		354,909
Others	4,995		1,148	291		121

		~~W~~	221,154		~~W~~	2,763,262

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 22)

As of December 31, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	9,600	(9,600)
EUR		2,934	(2,934)
JPY		23	(23)
Others		100	(100)

	~~W~~	12,657	(12,657)

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2015, available-for-sale equity instruments measured at fair value amount to ~~W~~1,076,291 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

The interest rate risk arises from the Group’s floating-rate borrowings and bonds agreements. As of December 31, 2015, the floating-rate borrowings and bonds are ~~W~~20,573 million and ~~W~~351,600 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 22, for all floating-rate bonds to hedge the interest rate risk of floating-rate bonds. On the other hand, if the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2015, fluctuates as much as ~~W~~206 million due to the interest expense on floating-rate borrowings that have not entered into an interest rate swap agreement.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Cash and cash equivalents	~~W~~	768,794	833,129
Financial instruments		701,713	313,699
Available-for-sale financial assets		3,430	15,498
Accounts receivable – trade		2,390,110	2,460,686
Loans and receivables		1,102,403	1,123,507
Derivative financial assets		166,399	70,035
Financial assets at fair value through profit or loss		—	7,817

	~~W~~	5,132,849	4,824,371

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2015, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2015.

In addition, the aging of trade and other receivables that are over-due at the end of the reporting period but not impaired is stated in Note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 30.

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	279,782	279,782	279,782	—	—
Borrowings(*1)		415,134	428,012	298,118	109,200	20,694
Debentures(*1)		7,108,653	8,514,028	897,895	4,516,896	3,099,237
Accounts payable - other and others(*2)		2,970,801	3,030,356	2,330,565	578,643	121,148

	~~W~~	10,774,370	12,252,178	3,806,360	5,204,739	3,241,079

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2015, periods which cash flows from cash flow hedge derivatives are expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	160,122	171,808	1,894	138,980	30,934
Liabilities		(89,296)	(92,498)	(4,882)	(87,616)	—

	~~W~~	70,826	79,310	(2,988)	51,364	30,934

35.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended December 31, 2014.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

Debt-equity ratio as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Liabilities	~~W~~	13,207,291	12,692,963
Equity		15,374,096	15,248,270

Debt-equity ratio		85.91%	83.24%

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	~~W~~	1,242,690	897,958	213,661	131,071	1,242,690

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	768,922	—	—	—	—
Available-for-sale financial assets(*1,2)		223,197	—	—	—	—
Accounts receivable – trade and others(*1)		3,492,513	—	—	—	—
Financial instruments(*1)		701,713	—	—	—	—

	~~W~~	5,186,345	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	~~W~~	279,782	—	—	—	—
Borrowings		415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909
Accounts payable - other and others(*1)		2,970,801	—	—	—	—

	~~W~~	10,618,666	—	7,828,611	—	7,828,611

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	~~W~~	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable – trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	~~W~~	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	~~W~~	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	~~W~~	275,495	—	—	—	—
Borrowings		537,562	—	549,083	—	549,083
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable - other and others(*1)		3,241,615	—	—	—	—

	~~W~~	10,162,937	—	7,063,915	—	7,063,915

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Fair values of accounts receivable – trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2015 are as follows:

Interest rate
Derivative instruments	1.92 ~ 2.37%
Borrowings and debentures	2.12 ~ 3.34%

3) There have been no transfers from Level 2 to Level 1 in 2015 and changes of financial assets classified as Level 3 for the year ended December 31, 2015 are as follows:

	Balance at Jan. 1	Acquisition	Loss for the period	Other comprehensive loss	Disposal	Others	Balance at Dec. 31
Available-for-sale financial assets	142,326	3,103	(449)	(2,379)	(30,359)	18,829	131,071

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	—	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	—	34,061

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	~~W~~	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	~~W~~	45,892	—	45,892	(45,892)	—	—
Accounts payable – others		117,568	(117,568)	—	—	—	—

	~~W~~	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint venture	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 52 others
Affiliates	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Salaries	~~W~~	1,971	2,600
Provision for retirement benefits		626	907

	~~W~~	2,597	3,507

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	~~W~~	20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		1,299	212,378	117	—	—

			21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.		2,510	43,967	—	—	—
	HappyNarae Co., Ltd.		297	6,886	13,495	—	—
	SK hynix Inc.(*4)		55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.		3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	8,287	—
	Others(*5)		6,397	11,917	1,864	690	—

			90,416	99,755	15,359	8,977	204

Other	SK Engineering & Construction Co., Ltd.		15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.		11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.		10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.		397	48,900	141,870	—	—
	SK Energy Co., Ltd.		9,930	978	—	—	—
	SK Gas Co., Ltd.		3,561	2	—	—	—
	Others		29,409	71,314	194,945	—	—

			81,309	1,500,509	583,990	—	—

Total		~~W~~	193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.
(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Parent Company.
(*4)	Operating revenue and others include ~~W~~43,830 million of dividends paid by SK hynix Inc. and deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~2,103 million and ~~W~~457 million of dividends paid by Korea IT Fund and UniSK, respectively, and deducted from the investment in associates.

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, continued:

(In millions of won)		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	530	226,772	—	—	—
Associates	F&U Credit information Co., Ltd.		2,395	45,417	—	—	—
	HappyNarae Co., Ltd.		253	6,492	10,418	—	—
	SK hynix Inc.		12,964	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club., Ltd.		901	22,402	—	—	204
	KEB HanaCard Co., Ltd. (*2)		39,828	5,416	—	—	—
	Others		5,852	15,150	—	45	—

			62,193	100,421	10,418	45	204

Other	SK Engineering & Construction Co., Ltd.		3,385	42,964	460,783	—	—
	SK C&C Co., Ltd.		18,309	360,842	168,778	—	—
	SK Networks Co., Ltd.		16,230	1,509,017	5,388	—	—
	SK Networks Services Co., Ltd.		13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.		494	64,038	205,538	—	—
	SK Energy Co., Ltd.		22,650	944	—	—	—
	SK Gas Co., Ltd.		10,115	—	—	—	—
	Others		25,537	38,868	12,628	—	—

			109,737	2,122,946	855,698	—	—

Total		~~W~~	172,460	2,450,139	866,116	45	204

(*1)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Group.
(*2)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group returned 57,647,058 shares of Hana SK Card Co., Ltd., and received 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd.

36.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2015 and 2014 are as follows:

(In millions of won)		2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – other, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	~~W~~	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,342	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK innovation co., ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	SK Gas Co., Ltd.		—	1,830	9
	Others		—	2,886	58,088

			—	11,270	329,767

Total		~~W~~	33,342	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK, Holdings Co., Ltd.

36.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2015 and 2014 are as follows, continued:

(In millions of won)		2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – other, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK innovation co., ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		~~W~~	24,569	60,617	410,107

(5)	As of December 31, 2015, there are no collateral or guarantee provided by the Group to related parties nor by related parties to the Group.
(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.
(7)	During the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ~~W~~6,000 million from Health Connect Co., Ltd. at the face value. During the year ended December 31, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd. As a result of this transaction, investments in associates have increased by ~~W~~5,900 million.
(8)	As of December 31, 2015 the Parent Company has established a right of pledge on its capital investment for Entrix Co., Ltd., a subsidiary of the Parent Company, amounting to ~~W~~10,000 million.
(9)	There were additional investments in associates and joint ventures during the year ended December 31, 2015. (See Note 12)

37.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~10,193 million as of December 31, 2015.

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ~~W~~1,219 million as collateral as of December 31, 2015.

(2)	Legal claims and litigations

As of December 31, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ~~W~~3,000 million of payment guarantees from Shinhan Bank, in relation to handsets purchased from the Apple Computer Korea Ltd.

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Interest income	~~W~~	(45,884)	(60,006)
Dividend		(16,102)	(13,048)
Gain on foreign currency translation		(5,090)	(6,277)
Gain on disposal of long-term investment securities		(10,786)	(13,994)
Gain on valuation of derivatives		(1,927)	(8,713)
Gain on settlement of derivatives		—	(7,998)
Gain related to investments in subsidiaries and associates, net		(786,140)	(906,338)
Gain on disposal of property and equipment and intangible assets		(7,140)	(8,792)
Gain relating to financial liabilities at fair value through profit or loss		(5,188)	—
Other income		(7,577)	(608)
Interest expenses		297,662	323,910
Loss on foreign currency translation		4,750	5,079
Loss on disposal of long-term investment securities		2,599	2,694
Other finance costs		21,787	24,533
Loss on valuation of derivatives		—	10
Loss on settlement of derivatives		4,845	672
Income tax expense		519,480	454,508
Expense related to defined benefit plan		110,021	112,717
Depreciation and amortization		2,993,486	2,891,870
Bad debt expenses		60,450	45,754
Loss on disposal of property and equipment and intangible assets		21,392	32,950
Impairment loss on property and equipment and intangible assets		35,845	47,489
Loss relating to financial assets at fair value through profit or loss		—	1,352
Loss relating to financial liabilities at fair value through profit or loss		526	10,370
Bad debt for accounts receivable - other		15,323	17,943
Impairment loss on other investment securities		42,966	22,749
Other expenses		4,845	10,169

	~~W~~	3,250,143	2,978,995

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Accounts receivable - trade	~~W~~	7,554	(168,839)
Accounts receivable - other		(11,108)	(52,137)
Accrued income		116	14
Advance payments		(35,906)	(62,873)
Prepaid expenses		(40,464)	(36,808)
V.A.T. refund receivable		1,385	7,200
Inventories		(7,814)	(171)
Long-term accounts receivables - other		—	80
Guarantee deposits		(11,238)	(12,699)
Accounts payable - trade		12,442	(37,790)
Accounts payable - other		(107,114)	(296,875)
Advanced receipts		6,421	20,701
Withholdings		(191,209)	306,515
Deposits received		(9,661)	(4,395)
Accrued expenses		(28,845)	(79,831)
V.A.T. payable		3,494	2,711
Unearned revenue		(115,187)	(140,295)
Provisions		(30,562)	(38,469)
Long-term provisions		(4,447)	29,532
Plan assets		(67,831)	(96,847)
Retirement benefit payment		(58,513)	(46,531)
Others		2,753	474

	~~W~~	(685,734)	(707,333)

(3)	Significant non-cash transactions for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Transfer of construction in progress to property and equipment, and intangible assets	~~W~~	2,002,231	2,238,620
Transfer of other property and equipment and others to construction in progress		730,469	1,090,954
Accounts payable - other related to acquisition of property and equipment and intangible assets		39,973	(184,614)

SK TELECOM CO., LTD. Separate Financial Statements December 31, 2015 and 2014 (With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2015 and 2014, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2015 and 2014 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2016

This report is effective as of February 23, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	431,666	248,311
Short-term financial instruments	5,29,30		121,500	143,000
Short-term investment securities	7,29,30		92,262	197,161
Accounts receivable - trade, net	6,29,30,31		1,528,751	1,559,281
Short-term loans, net	6,29,30,31		47,741	67,989
Accounts receivable - other, net	6,29,30,31		264,741	305,990
Prepaid expenses			92,220	86,070
Inventories, net			45,991	23,694
Advanced payments and other	6,29,30		88,657	58,417

Total Current Assets			2,713,529	2,689,913

Non-Current Assets:
Long-term financial instruments	5,29,30		10,062	69
Long-term investment securities	7,29,30		726,505	608,797
Investments in subsidiaries and associates	8		8,810,548	8,181,769
Property and equipment, net	9,31		7,442,280	7,705,906
Goodwill	10		1,306,236	1,306,236
Intangible assets, net	11		1,766,069	1,928,169
Long-term loans, net	6,29,30,31		35,080	38,457
Long-term prepaid expenses			29,802	28,551
Guarantee deposits	5,6,29,30,31		166,656	156,807
Long-term derivative financial assets	16,29,30		139,923	67,728
Other non-current assets			250	60

Total Non-Current Assets			20,433,411	20,022,549

Total Assets		~~W~~	23,146,940	22,712,462

See accompanying notes to the separate financial statements.

3

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,29,30	~~W~~	230,000	200,000
Current installments of long-term debt, net	12,29,30		592,637	211,863
Current installments of long-term payables – other	13,29,30		120,185	189,389
Accounts payable – other	29,30,31		927,170	1,086,485
Withholdings	29,30		607,690	801,119
Accrued expenses	29,30		540,770	615,488
Income tax payable	26		375,189	91,315
Unearned revenue			10,014	92,783
Provisions	14		37,551	50,456
Advanced receipts			50,100	39,148

Total Current Liabilities			3,491,306	3,378,046

Non-Current Liabilities:
Debentures, excluding current installments, net	12,29,30		5,033,495	4,655,137
Long-term borrowings, excluding current installments	12,29,30		72,554	80,147
Long-term payables - other	13,29,30		550,964	657,001
Long-term unearned revenue			2,768	19,544
Defined benefit liabilities	15		4,006	15,555
Long-term derivative financial liabilities	16,29,30		89,296	130,889
Long-term provisions	14		20,055	27,676
Deferred tax liabilities	26		56,274	144,876
Other non-current liabilities	29,30		46,762	61,370

Total Non-Current Liabilities			5,876,174	5,792,195

Total Liabilities			9,367,480	9,170,241

Equity
Share capital	1,17		44,639	44,639
Capital surplus and other capital adjustments	17,18,19		369,446	433,894
Retained earnings	20,21		13,418,603	12,996,790
Reserves	22		(53,228)	66,898

Total Equity			13,779,460	13,542,221

Total Liabilities and Equity		~~W~~	23,146,940	22,712,462

See accompanying notes to the separate financial statements.

4

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2015 and 2014

(In millions of won except for per share data)	Note	2015		2014

Operating revenue:	31
Revenue		~~W~~	12,556,979	13,012,644

Operating expense:	31
Labor cost			694,666	588,635
Commissions paid			5,102,723	5,591,245
Depreciation and amortization			2,155,531	2,095,702
Network interconnection			720,879	771,786
Leased line			358,031	370,549
Advertising			175,776	213,605
Rent			403,317	377,112
Cost of products that have been resold			462,256	457,049
Other operating expenses	23		825,024	809,801

			10,898,203	11,275,484

Operating income			1,658,776	1,737,160

Finance income	25		246,394	82,276
Finance costs	25		(314,191)	(293,338)
Other non-operating income	24		15,277	37,422
Other non-operating expenses	24		(132,993)	(184,177)
Loss relating to investments in subsidiaries and associates, net	8		(3,819)	(57,593)

Profit before income tax			1,469,444	1,321,750

Income tax expense	26		362,683	293,209

Profit for the year		~~W~~	1,106,761	1,028,541

Earnings per share	27
Basic earnings per share (in won)		~~W~~	15,233	14,262

Diluted earnings per share (in won)		~~W~~	15,233	14,262

See accompanying notes to the separate financial statements.

5

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Profit for the year		~~W~~	1,106,761	1,028,541

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		386	(13,808)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	22		(121,528)	(66,103)
Net change in unrealized fair value of derivatives	16,22		1,402	(38,175)

Other comprehensive loss for the year			(119,740)	(118,086)

Total comprehensive income		~~W~~	987,021	910,455

See accompanying notes to the separate financial statements.

6

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In millions of won)
			Capital surplus and other capital adjustments
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other	Retained earnings	Reserves	Total equity
Balance, January 1, 2014	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(666,802)	—	(666,802)
Interest on hybrid bonds		—	—	—	—	—	—	(16,840)	—	(16,840)
Total comprehensive income
Profit for the year		—	—	—	—	—	—	1,028,541	—	1,028,541
Other comprehensive loss		—	—	—	—	—	—	(13,808)	(104,278)	(118,086)

		—	—	—	—	—	—	1,014,733	(104,278)	910,455

Balance, December 31, 2014	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221

Balance, January 1, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221
Cash dividends		—	—	—	—	—	—	(668,494)	—	(668,494)
Interest on hybrid bonds		—	—	—	—	—	—	(16,840)	—	(16,840)
Acquisition of treasury stock		—	—	(490,192)	—	—	—	—	—	(490,192)
Disposal of treasury stock		—	—	369,249	18,087	—	38,408	—	—	425,744
Total comprehensive income
Profit for the year		—	—	—	—	—	—	1,106,761	—	1,106,761
Other comprehensive income (loss)		—	—	—	—	—	—	386	(120,126)	(119,740)

		—	—	—	—	—	—	1,107,147	(120,126)	987,021

Balance, December 31, 2015	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	13,418,603	(53,228)	13,779,460

See accompanying notes to the separate financial statements.

7

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,106,761	1,028,541
Adjustments for income and expenses	33		2,811,718	2,886,389
Changes in assets and liabilities related to operating activities	33		(699,106)	(334,898)

Sub-total			3,219,373	3,580,032
Interest received			18,786	20,954
Dividends received			59,462	13,048
Interest paid			(221,309)	(224,119)
Income tax paid			(129,183)	(168,482)

Net cash provided by operating activities			2,947,129	3,221,433

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			105,158	—
Decrease in short-term financial instruments, net			21,500	30,500
Collection of short-term loans			387,922	197,925
Decrease in long-term financial instruments			7	2,522
Proceeds from disposals of long-term investment securities			22,106	54,218
Proceeds from disposals of investments in subsidiaries and associates			185,557	—
Proceeds from disposals of property and equipment			23,372	25,677
Proceeds from disposals of intangible assets			343	1,127
Proceeds from disposals of assets held for sale			—	3,667
Collection of long-term loans			—	3,660
Proceeds from disposals of other non-current assets, net			—	93

Sub-total			745,965	319,389
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(94,802)
Increase in short-term loans			(364,687)	(195,700)
Increase in long-term financial instruments			(10,000)	(2,522)
Acquisitions of long-term investment securities			(296,254)	(28,801)
Acquisitions of investments in subsidiaries and associates			(306,382)	(210,060)
Acquisitions of property and equipment			(1,752,804)	(2,319,016)
Acquisitions of intangible assets			(77,830)	(91,060)
Increase in long-term loans			—	(45)
Increase in other non-current assets, net			(190)	—

Sub-total			(2,808,147)	(2,942,006)

Net cash used in investing activities		~~W~~	(2,062,182)	(2,622,617)

See accompanying notes to the separate financial statements.

8

(In millions of won)	2015		2014

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	~~W~~	30,000	—
Proceeds from long-term borrowings		—	3,552
Proceeds from issuance of debentures		897,029	797,364
Cash inflows from settlement of derivatives		175	119

Sub-total		927,204	801,035
Cash outflows for financing activities:
Decrease in short-term borrowings, net		—	(60,000)
Repayments of long-term borrowings		(12,814)	(12,814)
Repayments of long-term account payables - other		(190,134)	(207,668)
Repayments of debentures		(250,000)	(629,940)
Payments of cash dividends		(668,494)	(666,802)
Payments of interest on hybrid bond		(16,840)	(16,840)
Acquisitions of treasury stock		(490,192)	—
Cash outflows from settlement of derivatives		(150)	(5,882)

Sub-total		(1,628,624)	(1,599,946)

Net cash used in financing activities		(701,420)	(798,911)

Net increase (decrease) in cash and cash equivalents		183,527	(200,095)
Cash and cash equivalents at beginning of the year		248,311	448,459
Effects of exchange rate changes on cash and cash equivalents		(172)	(53)

Cash and cash equivalents at end of the year	~~W~~	431,666	248,311

See accompanying notes to the separate financial statements.

9

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2015, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	20,363,452	25.22
National Pension Service	6,963,591	8.63
Institutional investors and other minority stockholders	43,282,117	53.60
Treasury stock	10,136,551	12.55

Total number of shares	80,745,711	100.00

(*)	During the year ended December 31, 2015, SK C&C Co., Ltd., the ultimate controlling entity’s investee accounted using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK, Holdings Co., Ltd.

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 3, 2016, which will be submitted for approval at the shareholders’ meeting to be held on March 18, 2016.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

10

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in Note 4 for the following areas: revenue and classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

11

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, continued

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 30.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 4 to all periods presented in these financial statements.

The Company has adopted the following amendments to standards with a date of initial application of January 1, 2015.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the Company’s financial statements.

12

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in Note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

13

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

14

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

15

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

16

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

17

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

18

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

19

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

20

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

21

4.	Significant Accounting Policies, Continued

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

22

4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

23

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

24

4.	Significant Accounting Policies, Continued

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(18)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

25

4.	Significant Accounting Policies, Continued

(19)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

26

4.	Significant Accounting Policies, Continued

(21)	Revenue, Continued

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

27

4.	Significant Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

28

4.	Significant Accounting Policies, Continued

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(25)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2016, and the Company has not early adopted them.

As of December 31, 2015, management is in the process of evaluating the impact of applying these standards on its financial position and results of operations.

3)	K-IFRS 1109 ‘Financial Instruments’

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

4)	K-IFRS 1115 ‘Revenue from Contracts with Customers’

K-IFRS 1115, published in December 2015, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS 1018, Revenue, K-IFRS 1011 Construction Contracts and K-IFRS 2113 Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

5)	K-IFRS 1027 ‘Separate Financial Statements’

Amendments to K-IFRS 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and equity method options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

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5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2015 and 2014 are summarized as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term financial instruments	~~W~~
Charitable fund(*)		79,000	85,500
Long-term financial instruments
Charitable fund(*)		10,000	—
Other		62	69
Guarantee deposits		280	280

	~~W~~	89,342	85,849

(*)	The Company established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2015, the funds cannot be withdrawn.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,654,575	(125,824)	1,528,751
Short-term loans		48,223	(482)	47,741
Accounts receivable - other		323,870	(59,129)	264,741
Accrued income		7,505	—	7,505

		2,034,173	(185,435)	1,848,738
Non-current assets:
Long-term loans		54,322	(19,242)	35,080
Guarantee deposits		166,656	—	166,656

		220,978	(19,242)	201,736

	~~W~~	2,255,151	(204,677)	2,050,474

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,665,941	(106,660)	1,559,281
Short-term loans		68,676	(687)	67,989
Accounts receivable - other		366,821	(60,831)	305,990
Accrued income		6,354	—	6,354

		2,107,792	(168,178)	1,939,614
Non-current assets:
Long-term loans		60,130	(21,673)	38,457
Guarantee deposits		156,807	—	156,807

		216,937	(21,673)	195,264

	~~W~~	2,324,729	(189,851)	2,134,878

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6.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables for the years ended December 31, 2015 and 2014 were as follows:

(In millions of won)
	2015		2014
Balance at January 1	~~W~~	189,851	174,480
Increase of bad debt allowances		53,043	43,186
Write-offs		(58,003)	(49,926)
Collection of receivables previously written-off		19,786	22,111

Balance at December 31	~~W~~	204,677	189,851

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,188,225	488,244	1,182,627	553,014
Overdue but not impaired		45,146	—	47,663	—
Impaired		421,204	112,332	435,651	105,774

		1,654,575	600,576	1,665,941	658,788
Allowances for doubtful accounts		(125,824)	(78,853)	(106,660)	(83,191)

	~~W~~	1,528,751	521,723	1,559,281	575,597

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Less than 1 month	~~W~~	5,550	12,045
1 ~ 3 months		9,507	15,222
3 ~ 6 months		6,583	8,591
More than 6 months		23,506	11,805

	~~W~~	45,146	47,663

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7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Beneficiary certificates(*)	~~W~~	92,262	197,003
Current portion of long-term investment securities		—	158

	~~W~~	92,262	197,161

(*)	The interest distributions arising from beneficiary certificates as of December 31, 2015, were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Equity securities:
Marketable equity securities	~~W~~	579,282	490,741
Unlisted equity securities(*1)		72,461	28,696
Equity investments(*2)		65,659	73,054

		717,402	592,491
Debt securities:
Public bonds(*3)		—	158
Investment bonds(*4)		9,103	16,306

		9,103	16,464

Total		726,505	608,955
Less current portion of long-term investment securities		—	(158)

Long-term investment securities	~~W~~	726,505	608,797

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Less than 1 year	~~W~~	—	158

(*4)	During the year ended December 31, 2015, the Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd., which were classified as available-for-sale financial assets. Health Connect Co., Ltd. has been classified as investments in associates (~~W~~5,900 million) as the Company obtained significant influence over the investee. As a result of this transaction, investments in associates have increased by ~~W~~5,900 million and the remaining convertible bonds of ~~W~~560 million was fully redeemed. Also, the Company classified the convertible bonds of IRIVER LIMITED, amounting to ~~W~~7,073 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

32

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Investments in subsidiaries	~~W~~	4,469,997	3,614,750
Investments in associates		4,340,551	4,567,019

	~~W~~	8,810,548	8,181,769

(2)	Details of investments in subsidiaries as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015				December 31, 2014
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	~~W~~	144,740	144,740
SK Broadband Co., Ltd.(*1,3,6)	298,460,212	100.0		1,870,582	1,242,247
SK Communications Co., Ltd.(*2)	28,029,945	64.5		151,934	—
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*2,3,4)	71,209,687	100.0		1,520,206	1,538,020
Neosnetworks Co., Ltd.(*5)	408,435	83.9		63,967	23,968
IRIVER LIMITED	15,202,039	49.0		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		93,319	83,871
YTK Investment Ltd.	—	100.0		18,693	27,945
Atlas Investment	—	100.0		78,618	77,050
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	25,784
Entrix Co., Ltd.(*4)	4,157,000	100.0		27,628	—

			~~W~~	4,469,997	3,614,750

(*1)	On March 20, 2015, the Board of Directors of the Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Company.
(*2)	On September 24, 2015, the board of directors of SK Planet Co., Ltd., a subsidiary of the Company, resolved to distribute 26,523,815 shares of SK Communications Co., Ltd., a subsidiary of SK Planet Co., Ltd. to the Company as dividend in kind and to dispose of 1,506,130 shares of SK Communication Co., Ltd. to the Company. For the year ended December 31, 2015, the Company recognized dividend income amounting to ~~W~~140,834 million based on carrying amount for 26,523,815 shares of separate financial statements of SK Planet Co., Ltd. and acquired 1,506,130 shares amounting to ~~W~~11,100 million from SK Planet Co., Ltd.

33

8.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of December 31, 2015 and 2014 are as follows, Continued:

(*3)	During the year ended December 31, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Company, was spun off from SK Planet Co., Ltd. and was merged into SK Broadband, Co., Ltd. Consequently, the Company exchanged 417,630 shares of SK Planet Co., Ltd. for 2,501,125 shares of SK broadband Co., Ltd.
(*4)	During the year ended December 31, 2015, Entrix Co., Ltd., providing cloud streaming service, was established by spin off from SK Planet Co, Ltd., a subsidiary of the Company. The Company exchanged 1,300,000 shares of SK Planet Co., Ltd. for 1,300,000 shares of Entrix Co., Ltd. and additionally acquired 2,857,000 shares by participating in paid in capital increase.
(*5)	The Company newly acquired 50,377 and 326,748 shares of Neosnetworks Co., Ltd. by participating in the capital increase and capital increase without consideration respectively during the year ended December 31, 2015.
(*6)	On November 2, 2015, the board of directors of the Company resolved to acquire 30% of the issued and outstanding common shares of CJ Hello Vision Co, Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”), and the Company entered into a share purchase agreement with CJ O Shopping. On April 4, 2016 (“the transaction closing date”), the Company will acquire 23,234,060 shares of CJ Hello Vision. As of December 31, 2015, the approval of relevant government agencies for the share purchase has not been completed yet, and the transaction closing date is subject to change depending on the status of the pre-requirements including the approval of government agencies. According to the share purchase agreement, the Company will grant put option (the exercise date: after 2 years from the date which is 3 years from the transaction closing date) to CJ O Shopping and be granted call option (the exercise date: after 5 years from the transaction closing date) on CJ O Shopping’s remaining shares in CJ Hello Vision. On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and SK Broadband entered into a merger agreement with CJ Hello Vision. Under the agreement, SK Broadband will be merged into CJ Hello Vision on April 4, 2016 (the registered date of the merger). As of December 31, 2015, the approval of relevant government agencies for the merger has not been completed yet, and the transaction closing date is subject to change depending on the status of the pre-requirements including the approval of government agencies.

34

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015				December 31, 2014
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	~~W~~	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1,3)	39,902,323	15.0		253,739	430,044
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		8,340	8,340
NanoEnTek, Inc.(*4)	6,960,445	28.6		47,958	37,959
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
Packet One Network(*5)	—	—		—	60,706
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		69,281	68,737

			~~W~~	4,340,551	4,567,019

(*1)	Classified as investments in associates because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*2)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*3)	During the year ended December 31, 2015, the Company disposed of 27,725,264 shares of KEB HanaCard Co., Ltd.
(*4)	During the year ended December 31, 2015, the Company newly acquired 1,090,155 shares of NanoEnTek, Inc. by participating in paid in capital increase allocation of third parties.
(*5)	Reclassified from investment in associates to available-for-sale financial assets during the year ended December 31, 2015 as the Company no longer has significant influence. The Company recognized the difference between the carrying amount and the fair value amounting to ~~W~~37,374 million as loss on impairment of investment assets.

35

8.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share data)
	December 31, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED		5,400	15,202,039	82,091	6,370	15,202,039	96,837
SK Broadband Co., Ltd. (*)		—	298,460,212	—	4,380	149,638,354	655,416
SK Communications Co., Ltd.	~~W~~	4,390	28,029,945	123,051	—	—	—

(*)	Due to the voluntary delisting of SK Broadband Co., Ltd. during the year ended December 31, 2015, the market price is not disclosed as of December 31, 2015.

9.	Property and Equipment

(1)	Property and equipment as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	494,359	—	494,359
Buildings		1,057,079	(499,147)	557,932
Structures		761,135	(418,724)	342,411
Machinery		21,615,450	(16,393,427)	5,222,023
Other		1,269,423	(867,171)	402,252
Construction in progress		423,303	—	423,303

	~~W~~	25,620,749	(18,178,469)	7,442,280

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	448,255	—	448,255
Buildings		1,033,307	(464,433)	568,874
Structures		735,507	(384,592)	350,915
Machinery		20,502,955	(15,225,026)	5,277,929
Other		1,213,336	(782,858)	430,478
Construction in progress		629,455	—	629,455

	~~W~~	24,562,815	(16,856,909)	7,705,906

36

9.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	448,255	5,258	(334)	41,180	—	494,359
Buildings		568,874	2,332	(4,132)	25,878	(35,020)	557,932
Structures		350,915	9,776	(57)	16,105	(34,328)	342,411
Machinery		5,277,929	202,729	(15,616)	1,377,106	(1,620,125)	5,222,023
Other		430,478	753,606	(14,225)	(654,282)	(113,325)	402,252
Construction in progress		629,455	821,781	(1,011)	(1,026,922)	—	423,303

	~~W~~	7,705,906	1,795,482	(35,375)	(220,935)	(1,802,798)	7,442,280

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	416,991	7,502	(12)	23,774	—	448,255
Buildings		585,375	1,722	(135)	16,311	(34,399)	568,874
Structures		363,093	8,908	(39)	11,843	(32,890)	350,915
Machinery		4,945,088	208,645	(19,955)	1,724,311	(1,580,160)	5,277,929
Other		472,832	1,093,655	(4,074)	(1,025,891)	(106,044)	430,478
Construction in progress		676,607	776,239	(14,922)	(808,469)	—	629,455

	~~W~~	7,459,986	2,096,671	(39,137)	(58,121)	(1,753,493)	7,705,906

37

10.	Goodwill

Goodwill as of December 31, 2015 and 2014 is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.62% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless business growth. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

11.	Intangible Assets

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	~~W~~	3,033,879	(1,930,362)	—	1,103,517
Land use rights		45,111	(33,416)	—	11,695
Industrial rights		43,208	(31,380)	—	11,828
Development costs		99,084	(99,084)	—	—
Facility usage rights		48,717	(32,231)	—	16,486
Memberships(*1)		82,017	—	(20,505)	61,512
Other(*2)		2,142,050	(1,581,019)	—	561,031

	~~W~~	5,494,066	(3,707,492)	(20,505)	1,766,069

(In millions of won)
	December 31, 2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	~~W~~	3,033,879	(1,649,835)	—	1,384,044
Land use rights		43,192	(29,176)	—	14,016
Industrial rights		37,770	(27,187)	—	10,583
Development costs		99,215	(99,215)	—	—
Facility usage rights		45,636	(29,793)	—	15,843
Memberships(*1)		81,955	—	(18,490)	63,465
Other(*2)		1,840,574	(1,400,356)	—	440,218

	~~W~~	5,182,221	(3,235,562)	(18,490)	1,928,169

38

11.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated to a university, and the Company is given rights-to-use for a definite number of years in turn.

(2)	Details of changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment loss	Ending balance
Frequency use rights	~~W~~	1,384,044	—	—	—	(280,527)	—	1,103,517
Land use rights		14,016	2,484	(3)	—	(4,802)	—	11,695
Industrial rights		10,583	5,441	(2)	—	(4,194)	—	11,828
Facility usage rights		15,843	2,071	(23)	1,179	(2,584)	—	16,486
Memberships(*)		63,465	62	—	—	—	(2,015)	61,512
Other		440,218	67,772	(129)	238,171	(185,001)	—	561,031

	~~W~~	1,928,169	77,830	(157)	239,350	(477,108)	(2,015)	1,766,069

(*)	The Company recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ~~W~~2,015 million as impairment loss for the year ended December 31, 2015.

(In millions of won)
	2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment loss	Ending balance
Frequency use rights	~~W~~	1,664,571	—	—	—	(280,527)	—	1,384,044
Land use rights		9,752	8,737	—	—	(4,473)	—	14,016
Industrial rights		9,113	4,959	(2)	—	(3,487)	—	10,583
Facility usage rights		16,155	1,890	(30)	382	(2,554)	—	15,843
Memberships(*)		82,815	—	(860)	—	—	(18,490)	63,465
Other		456,761	75,474	(592)	72,760	(164,185)	—	440,218

	~~W~~	2,239,167	91,060	(1,484)	73,142	(455,226)	(18,490)	1,928,169

(*)	The Company recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ~~W~~18,490 million as impairment loss for the year ended December 31, 2014.

39

11.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Research and development costs expensed as incurred	~~W~~	247,461	240,562

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2015 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	~~W~~	102,839	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		16,311	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		222,992	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		753,720	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		7,655	WiBro service	Mar. 2012	Mar. 2019

	~~W~~	1,103,517

40

12.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2015		December 31, 2014
Korea Development Bank	2.48	Apr. 30, 2015	~~W~~	—	100,000
Kookmin Bank	2.47	Jan. 21, 2016		40,000	—
CP	2.37	Jan. 15, 2015		—	100,000
	1.84	Jan. 14, 2016		190,000	—

			~~W~~	230,000	200,000

(2)	Long-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2015		December 31, 2014
Export Kreditnamnden(*1)	1.70	Apr. 29, 2022	~~W~~	87,685		94,903
			(USD	74,817)	(USD	86,338)

				87,685		94,903
Less present value discount on long-term borrowings				(2,124)		(2,623)

				85,561		92,280
Less current portion of long-term borrowings				(13,007)		(12,133)

			~~W~~	72,554		80,147

(*1)	For the years ended December 31, 2014 and 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.
(*2)	Convenient translation was provided for the borrowings repayable in other currencies

41

12.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	~~W~~	200,000		200,000
Unsecured private bonds	Other fund	2015	5.00		—		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		170,000
Unsecured private bonds		2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000		230,000
Unsecured private bonds		2033	3.22		130,000		130,000
Unsecured private bonds		2019	3.30		50,000		50,000
Unsecured private bonds		2024	3.64		150,000		150,000
Unsecured private bonds(*2, 3)		2029	4.73		—		55,188
Unsecured private bonds(*2)		2029	4.72		54,695		55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000		160,000
Unsecured private bonds		2021	2.66		150,000		150,000
Unsecured private bonds		2024	2.82		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000		—
Unsecured private bonds		2025	2.49		150,000		—
Unsecured private bonds		2030	2.61		50,000		—
Unsecured private bonds	Operating fund	2018	1.89		90,000		—
Unsecured private bonds		2025	2.66		70,000		—
Unsecured private bonds		2030	2.82		90,000		—
Unsecured private bonds(*2)		2030	3.40		50,485		—
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000		—
Unsecured private bonds		2025	2.55		100,000		—
Unsecured private bonds		2035	2.75		70,000		—
Unsecured private bonds(*2)		2030	3.10		50,524		—
Foreign global bonds	Operating fund	2027	6.63		468,800		439,680
				(USD	400,000)	(USD	400,000)
Swiss unsecured private Bonds		2017	1.75		355,617		333,429
				(CHF	300,000)	(CHF	300,000)
Foreign global bonds		2018	2.13		820,400		769,440
				(USD	700,000)	(USD	700,000)
Australian unsecured private Bonds		2017	4.75		255,930		269,727
				(AUD	300,000)	(AUD	300,000)
Floating rate notes (*1)		2020	3M Libor + 0.88		351,600		329,760
				(USD	300,000)	(USD	300,000)

					5,638,051		4,882,401
Less discounts on bonds					(24,926)		(27,534)

					5,613,125		4,854,867
Less current portion of bonds					(579,630)		(199,730)

				~~W~~	5,033,495		4,655,137

42

12.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	As of December 31, 2015, 3M Libor rate is 0.61%.
(*2)	The Company settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ~~W~~5,704 million as of December 31, 2015.

(*3)	As of December 31, 2014, the principal amount and the fair value of the structured bonds were ~~W~~50,000 million and ~~W~~55,188 million, respectively. The entire bonds were early redeemed during the year ended December 31, 2015.
(*4)	Convenient translation was provided for the bonds repayable in other currencies.

13.	Long-term Payables - Other

(1)	As of December 31, 2015 and 2014, long-term payables - other consist of payables related to the acquisition of W-CDMA licenses for 800MHZ, 2.3GHz and 1.8GHz frequencies as follows (Refer to Note 11):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	December 31, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%	~~W~~	—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables – other					(38,739)	(53,633)

					671,149	846,390
Less current portion of long-term payables – other					(120,718)	(190,134)
Current portion of present value discount on long-term payables – other					533	745

Carrying amount at December 31				~~W~~	550,964	657,001

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2015 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	~~W~~	709,888

43

14.	Provisions

Change in provisions for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	For the year ended December 31, 2015						As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	~~W~~	26,799	1,641	(5,004)	(17,766)	5,670	2,232	3,438
Provision for restoration		51,333	5,220	(962)	(5,132)	50,459	33,842	16,617
Emission allowance (*2)		—	1,477	—	—	1,477	1,477	—

	~~W~~	78,132	8,338	(5,966)	(22,898)	57,606	37,551	20,055

(In millions of won)	For the year ended December 31, 2014					As of December 31, 2014
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	~~W~~	53,923	41,802	(68,926)	26,799	14,844	11,955
Provision for restoration		32,173	19,699	(539)	51,333	35,612	15,721

	~~W~~	86,096	61,501	(69,465)	78,132	50,456	27,676

(*1)	The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Company is expected to pay in future periods.
(*2)	The Company recognizes estimated future payment for the number of emission certificates required to settle the Company’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

44

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Present value of defined benefit obligations	~~W~~	212,139	195,130
Fair value of plan assets		(208,133)	(179,575)

	~~W~~	4,006	15,555

(2)	Principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Discount rate for defined benefit obligations	2.57%	2.91%
Expected rate of salary increase	3.58%	3.80%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	For the year ended December 31
	2015		2014
Beginning balance	~~W~~	195,130	154,460
Current service cost		34,933	33,457
Interest cost		5,391	6,415
Remeasurement
- Demographic assumption		2,118	—
- Financial assumption		2,843	8,231
- Adjustment based on experience		(1,643)	11,500
Benefit paid		(29,795)	(21,887)
Others(*)		3,162	2,954

Ending balance	~~W~~	212,139	195,130

(*)	Others for the years ended December 31, 2015 and 2014 include transfer to construction in progress and liabilities succeeded in relation to transfer of executives from affiliates.

45

15.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Beginning balance	~~W~~	179,575	131,574
Interest income		4,944	5,302
Actuarial gain		3,826	1,514
Contributions to the plan		47,000	48,500
Benefit paid		(27,212)	(7,315)

Ending balance	~~W~~	208,133	179,575

The Company expects to make a contribution of ~~W~~43,000 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying statements of income) and capitalized into construction-in-progress for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current service cost	~~W~~	34,933	33,457
Net Interest cost		447	1,113

	~~W~~	35,380	34,570

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Equity instruments	~~W~~	402	951
Debt instruments		71,892	52,614
Short-term financial instruments, etc.		135,839	126,010

	~~W~~	208,133	179,575

Actual return on plan assets for the years ended December 31, 2015 and 2014 amounted to ~~W~~8,770 million and ~~W~~6,816 million, respectively.

46

15.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2015, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	~~W~~	(7,827)	8,346
Expected salary increase rate (if changed by 0.5%)		8,412	(7,959)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2015 and 2014 are 9.21 years and 8.42 years, respectively.

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 74,817)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

47

16.	Derivative Instruments, Continued

(2)	As of December 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated loss (gain) on foreign currency translation	Others (*)
Non-current assets:
Structured bond (face value of KRW 150,000)	~~W~~	—	—	—	—	6,277		6,277
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(46,616)	(14,883)	11,180	129,806	—		79,487
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(18,705)	(5,971)	56,738	—	—		32,062
Floating-to-fixed cross currency interest rate swap(U.S. dollar denominated bonds face value of USD 300,000)		(5,748)	(1,835)	26,439	—	—		18,856
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 74,817)		(4,072)	(1,300)	8,613	—	—		3,241

Total assets							~~W~~	139,923

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	~~W~~	(3,678)	(1,174)	(7,851)	—	—		(12,703)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		2,013	642	(79,248)	—	—		(76,593)

Total liabilities							~~W~~	(89,296)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

48

17.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share data)
	December 31, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	~~W~~	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 18)		(2,260,626)	(2,139,683)
Loss on disposal of treasury stock		—	(18,087)
Hybrid bond (Note 19)		398,518	398,518
Others		(684,333)	(722,741)

	~~W~~	369,446	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the years ended December 31, 2015 and 2014.

Changes in number of shares outstanding for the years ended December 31, 2015 and 2014 are as follows:

(In shares)	2015			2014
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	(1,692,824)	1,692,824	—	—	—
Acquisition of treasury stock		2,020,000	(2,020,000)

Ending issued shares	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336

49

18.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2015 and 2014 are as follows:

(In millions of won, shares)
	December 31, 2015		December 31, 2014
Number of shares		10,136,551	9,809,375
Amount	~~W~~	2,260,626	2,139,683

On June 9, 2015, the Company granted 1,692,824 shares of its treasury stock (acquisition cost: ~~W~~369,249 million) in order to acquire shares of SK Broadband Co., Ltd. In addition, from September 30, 2015 to December 11, 2015, the Company newly acquired 2,020,000 shares of its treasury stock amounting to ~~W~~490,192 million in order to stabilize stock price.

19.	Hybrid Bond

Hybrid bonds classified as equity as of December 31, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bonds	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	~~W~~	400,000
Issuance costs							(1,482)

						~~W~~	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

50

20.	Retained Earnings

(1)	Retained earnings as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		87,301	151,534
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,059	12,066,292
Unappropriated		1,021,544	930,498

	~~W~~	13,418,603	12,996,790

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

51

21.	Statements of Appropriation of Retained Earnings

Details of appropriations of retained earnings for the years ended December 31, 2015 and 2014 are as follows:

Date of appropriation for 2015: March 18, 2016

Date of appropriation for 2014: March 20, 2015

(In millions of won)
	2015		2014
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	3,866	3,542
Remeasurement of defined benefit liabilities		386	(13,808)
Interim dividends - ~~W~~1,000 per share, 200% on par value		(72,629)	(70,937)
Interest on hybrid bond		(16,840)	(16,840)
Profit for the year		1,106,761	1,028,541

		1,021,544	930,498

Transfer from voluntary reserves:
Reserve for research and manpower development		27,300	64,233

Appropriation of retained earnings:
Reserve for business expansion		200,000	195,000
Reserve for technology development		210,000	200,000
Cash dividends –2015: ~~W~~9,000 per share, 1,800% on par value 2014: ~~W~~8,400 per share, 1,680% on par value		635,482	595,865

		1,045,482	990,865

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,362	3,866

52

22.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	~~W~~	23,578	145,106
Unrealized fair value of derivatives		(76,806)	(78,208)

	~~W~~	(53,228)	66,898

(2)	Changes in reserves for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2015	~~W~~	145,106	(78,208)	66,898
Changes		(160,327)	1,850	(158,477)
Tax effect		38,799	(448)	38,351

Balance at December 31, 2015	~~W~~	23,578	(76,806)	(53,228)

(In millions of won)	2014
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2014	~~W~~	211,209	(40,033)	171,176
Changes		(87,207)	(50,363)	(137,570)
Tax effect		21,104	12,188	33,292

Balance at December 31, 2014	~~W~~	145,106	(78,208)	66,898

53

22.	Reserves, Continued

(3)	Details of change in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	~~W~~	191,433	(46,327)	145,106
Amount recognized as other comprehensive income (loss) during the year		(159,759)	38,662	(121,097)
Amount reclassified through profit or loss		(568)	137	(431)

Balance at December 31, 2015	~~W~~	31,106	(7,528)	23,578

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	~~W~~	278,640	(67,431)	211,209
Amount recognized as other comprehensive income (loss) during the year		(77,367)	18,723	(58,644)
Amount reclassified through profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	~~W~~	191,433	(46,327)	145,106

(4)	Details of change in unrealized fair value of derivatives for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	~~W~~	(103,177)	24,969	(78,208)
Amount recognized as other comprehensive income (loss) during the year		2,357	(570)	1,787
Amount reclassified through profit or loss		(507)	122	(385)

Balance at December 31, 2015	~~W~~	(101,327)	24,521	(76,806)

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	~~W~~	(52,814)	12,781	(40,033)
Amount recognized as other comprehensive income (loss) during the year		(42,608)	10,311	(32,297)
Amount reclassified through profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	~~W~~	(103,177)	24,969	(78,208)

54

23.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014

Other Operating Expenses:
Communication expenses	~~W~~	33,977	42,055
Utilities		204,394	182,790
Taxes and dues		21,985	21,500
Repair		208,418	202,824
Research and development		247,461	240,562
Training		26,579	31,768
Bad debt for accounts receivables – trade		37,715	27,313
Other		44,495	60,989

	~~W~~	825,024	809,801

24.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014

Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,827	3,676
Others(*1)		11,450	33,746

	~~W~~	15,277	37,422

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	15,644	17,493
Impairment loss on property and equipment, and intangible assets		2,015	18,490
Donations		62,908	67,130
Bad debt for accounts receivable – other		15,328	15,873
Others(*2)		37,098	65,191

	~~W~~	132,993	184,177

(*1)	Others for the year ended December 31, 2015 primarily consists of penalty received from customers who do not comply with contract.
(*2)	Others for the year ended December 31, 2015 primarily consists of penalties.

55

25.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014

Finance Income:
Interest income	~~W~~	20,560	25,015
Dividends		200,296	13,048
Gain on foreign currency transactions		12,595	13,505
Gain on foreign currency translations		770	1,373
Gain relating to financial assets at fair value through profit or loss		—	2,817
Gain relating to financial liabilities at fair value through profit or loss		5,188	—
Gain on disposal of long-term investment securities		5,058	9,807
Gain on valuation of derivatives		1,927	8,713
Gain on settlement of derivatives		—	7,998

	~~W~~	246,394	82,276

(In millions of won)
	2015		2014
Finance Costs:
Interest expense	~~W~~	241,608	265,195
Loss on foreign currency transactions		11,177	15,526
Loss on foreign currency translations		318	167
Loss on disposal of long-term investment securities		842	57
Loss on settlement of derivatives		4,845	672
Loss relating to financial assets at fair value through profit or loss		744	1,352
Loss relating to financial liabilities at fair value through profit or loss		526	10,369
Other financial costs		54,131	—

	~~W~~	314,191	293,338

56

25.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Interest income on cash equivalents and deposits	~~W~~	9,274	12,428

Interest income on installment receivables and others		11,286	12,587

	~~W~~	20,560	25,015

(3)	Details of interest expense included in finance costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Interest expense on bank overdrafts and borrowings	~~W~~	14,697	20,030
Interest expense on debentures		189,078	198,317
Others		37,833	46,848

	~~W~~	241,608	265,195

57

25.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2015 and 2014 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 6.

(i)	Finance income and costs

(In millions of won)
	2015			2014
	Finance income(*)		Finance costs	Finance income	Finance costs
Financial Assets:
Financial asset at fair value through profit or loss	~~W~~	1,927	4,932	11,530	1,352
Available-for-sale financial assets		23,164	54,973	23,981	57
Loans and receivables		31,426	11,296	35,377	15,682
Derivative designated as hedging instrument		—	657	7,998	672

Sub-total		56,517	71,858	78,886	17,763

Financial Liabilities:
Financial liability at fair value through profit or loss		5,188	526	—	10,369
Financial liability measured as amortized cost		25	241,807	3,390	265,206

Sub-total		5,213	242,333	3,390	275,575

Total	~~W~~	61,730	314,191	82,276	293,338

(*)	It does not include ~~W~~184,664 million of dividends income paid by subsidiaries and associates for the year ended December 31, 2015.

(ii)	Other comprehensive income (loss)

(In millions of won)
	2015		2014
Financial Assets:
Available-for-sale financial assets	~~W~~	(121,528)	(66,103)
Derivative designated as hedging instrument		(575)	(16,374)

Sub-total		(122,103)	(82,477)

Financial Liabilities:
Derivative designated as hedging instrument		1,977	(21,801)

Total	~~W~~	(120,126)	(104,278)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Bad debt for accounts receivable - trade	~~W~~	37,715	27,313
Bad debt for accounts receivable - other		15,328	15,873
Bad debt for accounts receivable - Available-for-sale financial assets		54,131	—

	~~W~~	107,174	43,186

58

26.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2015 and 2014 consist of the following:

(In millions of won)
	2015		2014

Current tax expense
Current tax payable	~~W~~	404,172	169,456
Adjustments recognized in the period for current tax of prior periods		8,885	(14,223)

		413,057	155,233

Deferred tax expense
Changes in net deferred tax assets		(88,602)	100,275
Tax directly charged to equity		38,228	37,701

		(50,374)	137,976

Income tax for continuing operation	~~W~~	362,683	293,209

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2015 and 2014 is attributable to the following:

(In millions of won)
	2015		2014

Income taxes at statutory income tax rate	~~W~~	355,143	319,401
Non-taxable income		(75,647)	(33,653)
Non-deductible expenses		40,481	60,082
Tax credit and tax reduction		(25,611)	(33,581)
Changes in unrealizable deferred taxes		63,744	21,982
Others (income tax refund, etc.)		4,573	(41,022)

Income tax for continuing operation	~~W~~	362,683	293,209

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Net change in fair value of available-for-sale financial assets	~~W~~	38,799	21,104
Gain or loss on valuation of derivatives		(448)	12,188
Remeasurement of defined benefit liabilities		(123)	4,409

	~~W~~	38,228	37,701

59

26.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	~~W~~	46,672	4,671	—	51,343
Accrued interest income		(1,538)	(278)	—	(1,816)
Available-for-sale financial assets		11,043	32,829	38,799	82,671
Investments in subsidiaries and associates		69,052	2,973	—	72,025
Property and equipment (depreciation)		(344,488)	46,035	—	(298,453)
Provisions		6,485	(5,113)	—	1,372
Retirement benefit obligation		9,386	(1,826)	(123)	7,437
Gain or loss on valuation of derivatives		24,969	—	(448)	24,521

Gain or loss on foreign currency translation		19,327	191	—	19,518
Goodwill relevant to leased line		4,433	(720)	—	3,713
Unearned revenue (activation fees)		25,977	(23,912)	—	2,065
Others		(16,194)	(4,476)	—	(20,670)

	~~W~~	(144,876)	50,374	38,228	(56,274)

60

26.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)	2014
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	~~W~~	43,352	3,320	—	46,672
Accrued interest income		(1,375)	(163)	—	(1,538)
Available-for-sale financial assets		(9,725)	(336)	21,104	11,043
Investments in subsidiaries and associates		85,298	(16,246)	—	69,052
Property and equipment (depreciation)		(308,657)	(35,831)	—	(344,488)
Provisions		13,049	(6,564)	—	6,485
Retirement benefit obligation		7,906	(2,929)	4,409	9,386
Gain or loss on valuation of derivatives		12,781	—	12,188	24,969
Gain or loss on foreign currency translation		19,580	(253)	—	19,327
Tax free reserve for research and manpower development		(30,064)	30,064	—	—
Goodwill relevant to leased line		31,025	(26,592)	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	25,977
Others		38,817	(55,011)	—	(16,194)

	~~W~~	(44,601)	(137,976)	37,701	(144,876)

61

26.	Income Tax Expense, Continued

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014

Allowance for doubtful accounts	~~W~~	77,405	77,405
Investments in subsidiaries and associates		980,860	717,455
Other temporary differences		51,150	51,150

	~~W~~	1,109,415	846,010

27.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)
	2015		2014
Profit for the year	~~W~~	1,106,761	1,028,541
Interest on hybrid bond		(16,840)	(16,840)

Profit for the year on common shares		1,089,921	1,011,701
Weighted average number of common shares outstanding		71,551,966	70,936,336

Basic earnings per share (In won)	~~W~~	15,233	14,262

2)	The weighted average number of common shares outstanding for the years ended December 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)
	2015		2014
Outstanding common shares at January 1, 2015	~~W~~	80,745,711	80,745,711
Effect of treasury stock		(9,193,745)	(9,809,375)

Weighted average number of common shares outstanding at December 31, 2015	~~W~~	71,551,966	70,936,336

(2)	Diluted earnings per share

For the years ended December 31, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2015 and 2014 are the same as basic earnings per share.

62

28.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2015	Cash dividends (interim)	72,629,160	500	200%	~~W~~	72,629
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	708,111

2014	Cash dividends (interim)	70,936,336	500	200%	~~W~~	70,937
	Cash dividends (year-end)	70,936,336	500	1,680%		595,865

					~~W~~	666,802

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2015	~~W~~	708,111	1,106,761	63.98%
2014	~~W~~	666,802	1,028,541	64.83%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2015 and 2014 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2015	Cash dividends	10,000	215,500	4.64%
2014	Cash dividends	9,400	268,000	3.51%

63

29.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	431,666	—	431,666
Financial instruments		—	—	131,562	—	131,562
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities(*1)		7,073	719,432	—	—	726,505
Accounts receivable - trade		—	—	1,528,751	—	1,528,751
Loans and other receivables(*2)		—	—	521,723	—	521,723
Derivative financial assets		6,277	—	—	133,646	139,923

	~~W~~	13,350	811,694	2,613,702	133,646	3,572,392

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	~~W~~	—	—	248,311	—	248,311
Financial instruments		—	—	143,069	—	143,069
Short-term investment securities		—	197,161	—	—	197,161
Long-term investment securities(*1)		7,817	600,980	—	—	608,797
Accounts receivable - trade		—	—	1,559,281	—	1,559,281
Loans and other receivables(*2)		—	—	575,597	—	575,597
Derivative financial assets		8,713	—	—	59,015	67,728

	~~W~~	16,530	798,141	2,526,258	59,015	3,399,944

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

64

29.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term loans	~~W~~	47,741	67,989
Accounts receivable – other		264,741	305,990
Accrued income		7,505	6,354
Long-term loans		35,080	38,457
Guarantee deposits		166,656	156,807

	~~W~~	521,723	575,597

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	89,296	89,296
Borrowings		—	315,561	—	315,561
Debentures (*1)		155,704	5,457,421	—	5,613,125

Accounts payable – other and others (*2)		—	2,171,141	—	2,171,141

	~~W~~	155,704	7,944,123	89,296	8,189,123

(In millions of won)
	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	~~W~~	—	—	130,889	130,889
Borrowings		—	292,280	—	292,280
Debentures (*1)		110,365	4,744,502	—	4,854,867

Accounts payable – other and others (*2)		—	2,582,608	—	2,582,608

	~~W~~	110,365	7,619,390	130,889	7,860,644

65

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2015 and 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	Details of accounts payable – other and other payables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Accounts payable – other	~~W~~	927,170	1,086,485
Withholdings		—	3
Accrued expenses		540,770	615,488
Current portion of long-term payables - other		120,185	189,389
Long-term payables - other		550,964	657,001
Other non-current liabilities		32,052	34,242

	~~W~~	2,171,141	2,582,608

30.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

66

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	61,525	~~W~~	71,682	1,463,959	~~W~~	1,715,760
EUR	23,357		29,923	38		48
JPY	20,688		201	—		—
AUD	—		—	299,022		255,097
CHF	—		—	299,403		354,909
Other	4,992		1,148	290		120

		~~W~~	102,954		~~W~~	2,325,934

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of December 31, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,336	(6,336)
EUR		2,954	(2,954)
JPY		20	(20)
Others		100	(100)

	~~W~~	9,410	(9,410)

(ii)	Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2015, available-for-sale equity instruments measured at fair value amounts to ~~W~~655,845 million.

(iii)	Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

67

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2015, floating-rate debentures amount to ~~W~~351,600 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2015 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Cash and cash equivalents	~~W~~	431,636	248,281
Financial instruments		131,562	143,069
Available-for-sale financial assets		2,030	8,648
Accounts receivable - trade		1,528,751	1,559,281
Loans and receivables		521,723	575,597
Derivative financial assets		139,923	67,728
Financial assets at fair value through profit or loss		7,073	7,817

	~~W~~	2,762,698	2,610,421

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2015, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2015.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 25.

68

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2015 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*1)	~~W~~	315,561	324,352	245,693	57,965	20,694
Debentures (*1)		5,613,125	6,874,448	763,194	3,012,017	3,099,237
Accounts payable - other and others (*2)		2,171,141	2,223,315	1,552,820	549,376	121,119

	~~W~~	8,099,827	9,422,115	2,561,707	3,619,358	3,241,050

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2015, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	133,646	143,638	3,266	109,438	30,934
Liabilities		(89,296)	(92,498)	(4,882)	(87,616)	—

	~~W~~	44,350	51,140	(1,616)	21,822	30,934

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2015.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

69

30.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Liability	~~W~~	9,367,480	9,170,241
Equity		13,779,460	13,542,221

Debt-equity ratio		67.98%	67.72%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	13,350	—	6,277	7,073	13,350
Derivative financial assets		133,646	—	133,646	—	133,646
Available-for-sale financial assets		655,845	579,282	47,262	29,301	655,845

	~~W~~	802,841	579,282	187,185	36,374	802,841

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	431,666	—	—	—	—
Available-for-sale financial assets(*1,2)		155,849	—	—	—	—
Accounts receivable – trade and others(*1)		2,050,474	—	—	—	—
Financial instruments(*1)		131,562	—	—	—	—

	~~W~~	2,769,551	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	~~W~~	245,000	—	245,000	—	245,000

Financial liabilities that cannot be measured at fair value
Borrowings	~~W~~	315,561	—	316,726	—	316,726
Debentures		5,457,421	—	5,887,378	—	5,887,378
Accounts payable - other and others(*1)		2,171,141	—	—	—	—

	~~W~~	7,944,123	—	6,204,104	—	6,204,104

70

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	December 31, 2014
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	~~W~~	16,530	—	8,713	7,817	16,530
Derivative financial assets		59,015	—	59,015	—	59,015
Available-for-sale financial assets		586,675	490,741	47,002	48,932	586,675

	~~W~~	662,220	490,741	114,730	56,749	662,220

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	~~W~~	248,311	—	—	—	—
Available-for-sale financial assets(*1,2)		211,466	—	—	—	—
Accounts receivable – trade and others(*1)		2,134,878	—	—	—	—
Financial instruments(*1)		143,069	—	—	—	—

	~~W~~	2,737,724	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	~~W~~	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Borrowings	~~W~~	292,280	—	300,048	—	300,048
Debentures		4,744,502	—	5,103,527	—	5,103,527
Accounts payable - other and others(*1)		2,582,608	—	—	—	—

	~~W~~	7,619,390	—	5,403,575	—	5,403,575

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for Level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

71

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of December 31, 2015 are as follows:

Interest rate
Derivative instruments	1.92 ~ 2.37%
Borrowings and Debentures	2.12 ~ 2.45%

3)	There have been no transfers from Level 2 to Level 1 in 2015 and changes of financial assets classified as Level 3 for the year ended December 31, 2015 are as follows:

(In millions of won)
	Balance at beginning		Gain for the period	Other comprehensive loss	Disposal	Balance at ending

Financial assets at fair value through profit or loss	~~W~~	7,817	(744)	—	—	7,073
Available-for-sale financial assets		48,932	—	(4,749)	(14,882)	29,301

72

30.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	55,673	—	55,673	(55,673)	—	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	—	16,524

	~~W~~	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	~~W~~	89,734	—	89,734	(55,673)	—	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—	—

	~~W~~	202,737	(113,003)	89,734	(55,673)	—	34,061

	December 31, 2014
(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	~~W~~	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	~~W~~	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	~~W~~	45,892	—	45,892	(45,892)	—	—
Accounts payable – other and others		117,568	(117,568)	—	—	—	—

	~~W~~	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

73

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 36 others(*)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 52 others
Affiliates	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2015, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
M&Service Co., Ltd.	100.0	Data base and internet website service
SK Communications Co., Ltd.	64.6	Internet website services
Stonebridge Cinema Fund	55.2	Investment association
Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
SK Broadband Co., Ltd.	100.0	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment association
Fitech Focus Limited Partnership II	66.7	Investment association
Open Innovation Fund	98.9	Investment association
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
SK Planet Co., Ltd.	100.0	Telecommunication service
Neosnetworks Co., Ltd.	83.9	Guarding of facilities
IRIVER LIMITED	49.0	Manufacturing of media and sound equipment
iriver Enterprise Ltd.	100.0	Management of Chinese subsidiary
iriver America Inc.	100.0	Sales and marketing in North America
iriver Inc.	100.0	Sales and marketing in North America
iriver China Co., Ltd.	100.0	Manufacturing of MP3,4 and domestic sales in China
Dongguan iriver Electronics Co., Ltd.	100.0	Manufacturing of e-book and domestic sales in China
Groovers JP Ltd.	100.0	Digital music contents sourcing and distribution service
SK Telecom China Holdings Co., Ltd.	100.0	Investment association
SK Global Healthcare Business Group., Ltd.	100.0	Investment association
SK Planet Japan K.K.	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC.	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment association
Atlas Investment	100.0	Investment association
Technology Innovation Partners, L.P.	100.0	Investment association
SK Telecom China Fund I L.P.	100.0	Investment association
Entrix Co., Ltd.	100.0	Cloud streaming service
shopkick Management Company, Inc.	95.2	Investment association
shopkick, Inc.	100.0	Mileage-based online transaction App Development

74

31.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Salaries	~~W~~	1,971	2,600
Provision for retirement benefits		626	907

	~~W~~	2,597	3,507

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	~~W~~	7,353	249,193	152,752	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		369	207,193	—	—	—

			7,722	456,386	152,752	—	—

Subsidiaries	SK Broadband Co., Ltd.		127,851	551,219	42,413	—	—
	PS&Marketing Corporation		11,073	799,503	1,150	—	—
	Network O&S Co., Ltd.		4,862	176,581	20,251	—	—
	SK Planet Co., Ltd.(*4)		192,763	542,945	10,488	—	—
	SK Telink Co., Ltd.		62,527	23,642	5	—	—
	Service Ace Co., Ltd.		7,621	144,136	—	—	—
	Service Top Co., Ltd.		8,403	157,953	—	—	—
	Others		11,739	37,453	592	—	—

			426,839	2,433,432	74,899	—	—

Associates	F&U Credit information Co., Ltd.		1,670	40,345	—	—	—
	HappyNarae Co., Ltd.		85	3,717	12,432	—	—
	SK hynix Inc.(*5)		51,548	2,384	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		1,799	18,017	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Others(*6)		2,793	5,494	680	690	—

			79,309	86,014	13,112	690	204

75

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Other	SK Engineering & Construction Co., Ltd.	~~W~~	14,106	19,245	159,712	—	—
	SK Networks Co., Ltd.		6,933	17,161	—	—	—
	SK Networks service Co., Ltd.		10,269	49,427	5,985	—	—
	SK Telesys Co., Ltd.		156	9,393	76,575	—	—
	Others		17,475	43,436	140,285	—	—

			48,939	138,662	382,557	—	—

Total		~~W~~	562,809	3,111,136	623,320	690	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK Holdings Co., Ltd.
(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Company.
(*4)	Operating revenue and others include ~~W~~140,834 million of dividend recognized due to the declaration of dividend in kind of SK Planet Co., Ltd., a subsidiary of the Company.
(*5)	Operating revenue and others include ~~W~~43,830 million of dividends received from SK hynix Inc.
(*6)	Operating revenue and others include ~~W~~2,103 million and ~~W~~227 million of dividends received from Korea IT Fund and UniSK, respectively.

76

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	491	218,169	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		141,640	561,418	27,564	—	—
	PS&Marketing Corporation		13,683	833,013	2,309	—	—
	Network O&S Co., Ltd.		4,830	170,737	581	—	—
	SK Planet Co., Ltd.		60,502	524,311	16,301	—	—
	SK Telink Co., Ltd.		52,811	36,196	227	—	—
	Service Ace Co., Ltd.		7,252	143,706	—	—	—
	Service Top Co., Ltd.		6,617	153,307	—	—	—
	Others		12,851	33,220	1,238	—	—

			300,186	2,455,908	48,220	—	—

Associates	F&U Credit information Co., Ltd.		1,808	42,078	—	—	—
	HappyNarae Co., Ltd.		14	3,614	9,646	—	—
	SK hynix Inc.		9,628	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		18	22,122	—	—	204
	HanaSK Card Co., Ltd.(*2)		25,295	3,902	—	—	—
	Others		1,409	6,140	—	45	—

			38,172	83,400	9,646	45	204

Other	SK Engineering & Construction Co., Ltd.		2,382	39,412	304,489	—	—
	SK C&C Co., Ltd.		5,134	259,168	112,158	—	—
	SK Networks Co., Ltd.		12,442	182,104	4,029	—	—
	SK Networks Services Co., Ltd.		10,321	28,293	1,600	—	—
	SK Telesys Co., Ltd.		272	8,564	121,488	—	—
	Others		13,977	20,628	8,905	—	—

			44,528	538,169	552,669	—	—

Total		~~W~~	383,377	3,295,646	610,535	45	204

77

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, Continued:

(*1)	Operating expense and others include ~~W~~191,416 million of dividends paid by the Company.
(*2)	For the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Company’s associate, and KEB Card Co., Ltd., the Company exchanged 57,647,058 shares of Hana SK Card Co., Ltd. with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.

(4)	Account balances as of December 31, 2015 and 2014 are as follows:

(In millions of won)		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*)	~~W~~	—	1,100	107,995
Subsidiaries	SK Broadband Co., Ltd.		—	2,160	24,847

	PS&Marketing Corporation		—	614	62,592
	Network O&S Co., Ltd.		—	665	33,658
	SK Planet Co., Ltd.		—	6,722	36,874
	SK Telink Co., Ltd.		—	10,026	3,068
	Service Ace Co., Ltd.		—	—	20,684
	Service Top Co., Ltd.		—	63	21,772
	Others		—	4,722	17,116

			—	24,972	220,611

Associates	HappyNarae Co., Ltd.		—	—	4,987
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club., Ltd.		1,017	4,502
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	Hana Card Co., Ltd.		—	1,771	7,262
	Others		—	74	1,838

			25,054	49,119	14,242

Other	SK Engineering and Construction Co., Ltd.		—	648	14,877
	SK Networks Co., Ltd.		—	656	924
	SK Networks Services Co., Ltd.		—	—	8,963
	SK Telesys Co., Ltd.		—	117	3,585
	SK Innovation Co., Ltd.		—	2,133	292
	Others		—	2,581	39,193

			—	6,135	67,834

Total		~~W~~	24,054	81,326	410,682

78

31.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2015 and 2014 are as follows, Continued:

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK Holdings Co., Ltd.

(In millions of won)		December 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	89	—
Subsidiaries	SK Broadband Co., Ltd.		—	3,236	38,432

	PS&Marketing Corporation		—	566	101,431
	Network O&S Co., Ltd.		—	1,201	12,981
	SK Planet Co., Ltd.		—	9,711	51,991
	SK Telink Co., Ltd.		—	10,306	5,665
	Service Ace Co., Ltd.		—	436	19,972
	Service Top Co., Ltd.		—	887	21,386
	Others		—	8,890	15,042

			—	35,233	266,900

Associates	HappyNarae Co., Ltd.		—	—	1,780
	SK hynix Inc.		—	2,561	2,763
	SK Wyverns Baseball Club., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	HanaSK Card Co., Ltd.		—	1,867	38
	Others		—	226	840

			24,568	43,066	5,421

Other	SK Engineering and Construction Co., Ltd.		—	359	3,754
	SK C&C Co., Ltd.		—	718	76,777
	SK Networks Co., Ltd.		—	2,027	4,766
	SK Networks Services Co., Ltd.		—	12	2,004
	SK Telesys Co., Ltd.		—	282	1,559
	SK Innovation Co., Ltd.		—	1,510	247

	Others		—	2,592	6,108

			—	7,500	95,215

Total		~~W~~	24,568	85,888	367,536

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31.	Transactions with Related Parties, Continued

(5)	As of December 31, 2015, there are no collateral or guarantee provided by related parties to the Company, nor by the Company to related parties.

(6)	During the year ended December 31, 2014, the company acquired convertible bonds with a face value of ~~W~~6,000 million, respectively, from Health Connect Co., Ltd. at the face value. During the year ended December 31, 2015, the Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd. As a result of this transaction, investments in associates have increased by ~~W~~5,900 million.

(7)	The Company made an additional investment in associates and joint ventures during the year ended December 31, 2015. (Refer to Note 8)

32.	Sale and Leaseback

During the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

In addition, the Company subleased portion of the leased assets. The Company recognized lease payment of ~~W~~14,539 million and ~~W~~14,075 million, respectively, relating to the above operating lease agreement and lease revenue of ~~W~~9,540 million and ~~W~~7,933 million, respectively, through a sublease agreement for the years December 31, 2015 and 2014. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement as of December 31, 2015 are as follows:

(In millions of won)
	2015
	Lease payments		Lease revenue
Less than 1 year	~~W~~	14,975	9,540
1~5 years		53,819	29,784
More than 5 years		27,555	13,496

	~~W~~	96,349	52,820

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33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Gain on foreign currency translation	~~W~~	(770)	(1,373)
Interest income		(20,560)	(25,015)
Dividends		(200,296)	(13,048)
Gain relating to financial assets at fair value through profit or loss		—	(2,817)
Gain on disposal of long-term investments securities		(5,058)	(9,807)
Gain on disposal of property and equipment and intangible assets		(3,827)	(3,676)
Gain on valuation of derivatives		(1,927)	(8,713)
Gain on settlement of derivatives		—	(7,998)
Gain relating to financial liabilities at fair value through profit or loss		(5,188)	—
Other income		(7,545)	—
Loss on foreign currency translation		318	167
Bad debt for accounts receivable - trade		37,715	27,313
Bad debt for accounts receivable - other		15,328	15,873
Loss on disposal of long-term investments securities		842	57
Other finance costs		54,131	—
Loss relating to financial assets at fair value through profit or loss		744	1,352
Depreciation and amortization		2,279,906	2,208,719
Loss on disposal of property and equipment and intangible assets		15,644	17,493
Impairment loss on property and equipment and intangible assets		2,015	18,490
Interest expenses		241,608	265,195
Loss relating to financial liabilities at fair value through profit or loss		526	10,369
Loss on settlement of derivatives		4,845	672
Loss relating to investments in subsidiaries and associates		3,819	57,593
Provision for retirement benefits		35,380	34,570
Income tax expense		362,683	293,209
Other expenses		1,385	7,764

	~~W~~	2,811,718	2,886,389

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33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Accounts receivable – trade	~~W~~	(6,926)	(73,295)
Accounts receivable – other		26,179	67,681
Advance payments		(33,746)	(56,834)
Prepaid expenses		(6,150)	(3,233)
Inventories		(23,047)	265
Long-term prepaid expenses		(1,252)	(5,544)
Guarantee deposits		(9,359)	(1,798)
Accounts payable – other		(201,996)	(247,067)
Advanced receipts		10,952	(4,451)
Withholdings		(193,428)	226,952
Deposits received		(8,024)	(2,944)
Accrued expenses		(89,685)	(48,641)
Unearned revenue		(99,545)	(117,136)
Provisions		(11,134)	(38,491)
Long-term provisions		(4,557)	29,959
Plan assets		(19,788)	(41,185)
Retirement benefit payment		(29,795)	(21,887)
Others		2,195	2,751

	~~W~~	(699,106)	(334,898)

(3)	Significant non-cash transactions for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Transfer of other property and equipment and others to construction in progress	~~W~~	729,944	1,082,767
Transfer of construction in progress to property and equipment and intangible assets		1,756,866	1,891,236
Accounts payable - other related to acquisition of property and equipment and intangible assets		42,678	(222,345)

82

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2015. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2015 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2015. We did not review the Company’s IACS subsequent to December 31, 2015. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 23, 2016

83

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2015.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2015, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 3, 2016

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

84

2.	Approval of Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

Article 2. Objectives

① (Text omitted)

② In order to achieve the above objectives, the Company carries on the following businesses:

1.~19. (Text omitted)

20. Any other incidental businesses relating to the foregoing activities (amended on March 18, 2016).

③ (Text omitted)

Article 2. Objectives

① (Same as the present text)

② (Same as the present text)

1.~19. (Same as the present text)

20. Electric utility business including smart grid business, etc. (newly established on March 18, 2016); and

21. Any other incidental businesses relating to the foregoing activities (amended on March 18, 2016).

③ (Same as the present text)

Addition of related business due to the promotion of new business opportunities

Addendum No. 25 (as of March 18, 2016) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 18, 2016.

85

3.	Approval of the Appointment of Directors

(1)	Executive Director

Name	Term	Profile			Remarks

		☐	Education

			•	B.A. in Sociology, Korea University

			•	M.B.A., Clark University

		☐	Career

Cho, Dae Sik	3 years		•	CEO, SK Holdings Co., Ltd. (‘13~ Current)	Current Director
			•	CFO, Head of Finance Division and Risk Mgmt. & Corporate Auditing Office, SK Holdings (‘12)

			•	Head of Business Mgmt. Office, SK Holdings (‘10~‘11)

			•	Head of Corporate Business Mgmt. Office, SK Holdings (‘09)

			•	SVP, Finance Mgmt. & Strategy Office, SK Holdings (‘07 ~‘08)

(2)	Independent Non-Executive Director

Name	Term	Profile		Remarks

		☐	Education

• B.A. in Archeology, Seoul National University (’73)

		☐	Career

		•	Advisor, Bae, Kim & Lee LLC (Law firm) (‘08 ~ Current)

Oh, Dae Shick	3 years	•	Head of Seoul Regional Tax Office (‘07~‘08)	Current Director
		•	Head of Investigation Dept., Korea National Tax Service (‘06~‘07)

		•	Head of Policy Promotion Dept., Korea National Tax Service (‘05~‘06)

		•	Head of Investigation Dept., Seoul Regional Tax Office (‘03~‘05)

86

4.	Approval of the Election of a Member of the Audit Committee

(1)	Audit Committee Member

Name	Term	Profile		Remarks

		☐	Education

• B.A. in Archeology, Seoul National University (‘73)

		☐	Career

		•	Outside Director, CJ Corporation (‘11 ~ Current)

Oh, Dae Shick	3 years	•	Outside Director, Doosan Corporation (‘10 ~ To resign)	Current Director
		•	Advisor, Bae, Kim & Lee LLC (Law firm) (‘08 ~ Current)

		•	Head of Seoul Regional Tax Office (‘07~‘08)

		•	Head of Investigation Dept., Korea National Tax Service (‘06~‘07)

		•	Head of Policy Promotion Dept., Korea National Tax Service (‘05~‘06)

		•	Head of Investigation Dept., Seoul Regional Tax Office (‘03~‘05)

87

5.	Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2015	Fiscal year 2016

Number of directors (Number of independent non-executive directors)	6 persons (4 persons)	6 persons (4 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

88

6.	Approval of Amendment to the Remuneration Policy for Executives

According to the “position grade-based” [performance management standard] adopted in 2012 with respect to the Company’s executives, amendments to the severance pay policy for executives are proposed as below.

< Severance Payout Rate Grade >

Before amendment
Position	Years of Service	Payout Rate

Chairman	1	6.0

Vice Chairman	1	5.5
President	1

Senior Executive Vice President	1	3.5
Executive Vice President	1

Senior Vice President	1	2.5

After amendment
Grade	Years of Service	Payout Rate

Chairman, Vice Chairman	1	4.0
Grade E	1
Grade D	1

Grade C	1	3.5
Grade B	1

Grade A	1	2.5

The severance payment amount is to be calculated as the sum of the relevant executive’s monthly salary multiplied by the payout ratio corresponding to the executive’s grade for each year of service. The proposed amendments are to be effective April 1, 2016. The payout rate with respect to periods of service prior to April 1, 2016 will be determined on the basis of the severance payout rate scale prior to the above amendments.

89

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Lee, Sunghyung

(Signature)
Name:	Lee, Sunghyung
Title:	Senior Vice President

Date: March 23, 2016

90